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                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration Number 333-76135
PROSPECTUS

                                 [ZAP.COM LOGO]

                         DISTRIBUTION OF 477,742 SHARES

                              ZAP.COM CORPORATION

                                  COMMON STOCK

     ZAP.COM is a development stage company which seeks to build a branded global network of ZAP.COM banners that will reside on third party web sites. As of the date of this prospectus, we are a wholly-owned subsidiary of Zapata Corporation. This prospectus relates to the distribution by Zapata of 477,742 shares of our common stock to Zapata stockholders of record as of November 5, 1999 as a stock dividend.

     Prior to the distribution, there has been no public market for our common stock.

     THE SHARES OF OUR COMMON STOCK BEING DISTRIBUTED WITH THIS PROSPECTUS INVOLVE SUBSTANTIAL RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

     Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is November 5, 1999.
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                               TABLE OF CONTENTS

Prospectus Summary..........................................    1
Risk Factors................................................    4
Special Note Regarding Forward-Looking Statements...........   21
The Distribution............................................   21
Use of Proceeds.............................................   23
Dividend Policy.............................................   23
Capitalization..............................................   24
Selected Financial Data.....................................   25
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   26
Business....................................................   30
Management..................................................   43
Related Party Transactions..................................   46
Principal Stockholders......................................   49
Description of Securities...................................   50
Shares Eligible for Future Sale.............................   54
Federal Income Tax Considerations...........................   56
Experts.....................................................   57
Legal Matters...............................................   57
Available Information.......................................   57
Index to Financial Statements...............................  F-1

                            ------------------------

     Our principal executive offices are located at 100 Meridian Centre, Suite 350, Rochester, New York 14618, and our telephone number is (716) 242-8600. Our World Wide Web site is www.zap.com. The information in the Web site is not incorporated by reference into this prospectus.

     You should rely only on the information contained in this prospectus, the related registration statement and any documents incorporated by reference into the registration statement. ZAP.COM has not authorized any dealer, broker, salesperson any other individual to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it as having been authorized by ZAP.COM. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus. This prospectus shall not constitute an offer to sell these securities, or a solicitation of an offer to buy, in any jurisdiction where the offer or sale is not permitted.

     ZAP.COM, ZAP.COM Network, ZAP.COM -- The Next Network and Ultrabanner are some of our trademarks.

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                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information appearing elsewhere in this prospectus. Except as otherwise noted, all information in this prospectus assumes: (1) the adoption and filing by ZAP.COM of Restated Articles of Incorporation and the adoption by ZAP.COM of Amended and Restated By-Laws described in this prospectus; (2) the effectiveness of a 49,450-for-one share split of ZAP.COM common stock and Zapata's capital contribution of $49,450 to meet stated capital requirements; and (3) that Zapata will have 23,887,078 shares of common stock outstanding on the record date for the distribution, of which 10,395,384 shares will continue to be held by an entity owned by Malcolm Glazer.

                              BUSINESS OF ZAP.COM

     Zapata Corporation (NYSE: ZAP) founded our company, ZAP.COM Corporation, in April 1998 to create and operate a premier Internet network with global market reach. We plan to pursue this goal by building the ZAP.COM Network, which will be a network of banners owned by us and displayed throughout Web sites owned and operated by third parties. Our goal is to make the ZAP.COM Network a leading advertising and e-commerce platform.

     To date, our operations have consisted primarily of organizational and capital raising activities, research and analysis with respect to Internet industry opportunities, development of strategic relationships and the creation of our banner. As of the date of this prospectus, we do not have a network in place and have not generated any revenues, nor do we have any sources of revenues. Therefore, to a significant extent, the description of our business in this prospectus is based on a business model and relates mostly to activities in the planning and early execution stages.

     Our business model involves the acquisition by us of perpetual rights to space on third party Web sites, with each site's publisher retaining the right to all other aspects of its Web site. We plan to compensate the owners of these Web sites with cash, common stock or other securities or any combination of these. We expect to display our banner on the acquired space. In the future, we may also acquire or establish strategic relationships with Internet service organizations, electronic commerce companies and traditional companies that have attractive electronic commerce opportunities, including broadcasting, media, entertainment and communications companies. As of the date of this prospectus, we do not have any specific plans, proposals, arrangements or understandings with any Web site publisher or any one else for any acquisition, investment or similar transaction. At any given time, however, we may be in discussions or negotiations regarding any of these opportunities.

     Our business will be supported by a systems platform that is provided and maintained by third parties. We will also rely on third parties for facilities and hardware management and for sales representation. We have entered into contracts with third parties for some of these services and plan to enter into additional contracts for the balance of these services.

                                  RISK FACTORS

     We will be operating in a new industry and our business and securities involves a high degree of risk. The principal risks are described under "Risk Factors." Among these are the following:

     - we have no operating history which makes it difficult to evaluate our business and prospects.

     - we face many risks in establishing a new business enterprise in Web advertising and e-commerce markets, which are new and rapidly evolving.

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     - our business model and its potential for profit is unproven.

     - we have no present source of revenues and for us to generate revenues, we will need to grow our network, which we cannot guarantee will occur.

     - we anticipate incurring significant losses for the foreseeable future.

     - many of our competitors have substantially greater financial, technical and marketing resources and experience, longer operating histories, greater name recognition, established and significant customer bases and broader product and service offerings than we do.

               RELATIONSHIP BETWEEN ZAPATA AND ZAP.COM AND OTHERS

CONCURRENT OFFERINGS

     Immediately prior to distribution, Zapata will provide ZAP.COM with $9,000,000 which will constitute its contribution for the 49,450,000 shares of ZAP.COM common stock it holds. The contribution will consist of $8,000,000 in cash and the forgiveness of up to $1,000,000 in inter-company debt.

     In addition, concurrently with the consummation of the distribution, Malcolm Glazer and Avram Glazer or one or more entities controlled by them will contribute $1,100,000 to ZAP.COM in exchange for 550,000 shares of our common stock. Immediately following the concurrent offering to the Glazers and the distribution, Zapata will hold 98% of our outstanding common stock and continue to control our management and policies and substantially all matters submitted to our stockholders for consideration, including the election of directors and all proposals for merger, liquidation, sale of substantially all of our assets and charter amendments.

CONTRACTUAL ARRANGEMENTS

     On October 20, 1999, we entered into a consulting agreement with American Internetwork Sports Company, LLC to provide us with corporate, business and marketing advice on sports related aspects of ZAP.COM's business. In exchange for these services, we entered into a warrant agreement with American Internetwork Sports that provides for the issuance of warrants to purchase in the aggregate up to 2,000,000 shares of ZAP.COM common stock at an exercise price of $2.00 per share. These warrants will become exercisable on a cumulative basis in equal one-third amounts on each of the first three anniversary dates of the consummation of the distribution, unless earlier accelerated, and have a term of five years. The warrants will accelerate and become immediately exercisable if at any time ZAP.COM terminates the consulting agreement without cause or there is a change in control of ZAP.COM. American Internetwork Sports is owned and controlled by Avram Glazer's siblings.

     On October 20, 1999, we entered into a services agreement with Zapata under which Zapata is required to provide us with general administrative services. The services agreement also provides that Zapata will bill ZAP.COM for services based on an estimated cost basis. The services agreement will permit termination on 120 days notice from either party. On October 20, 1999, we will also entered into an investment and distribution agreement, tax sharing and indemnity agreement and registration rights agreement with Zapata.

OFFICERS AND DIRECTORS

     Following the distribution, officers of Zapata will become officers of ZAP.COM. In addition, Avram Glazer is, and will remain a director of both corporations.

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                                THE DISTRIBUTION

Will Every Zapata Stockholder
  Share in Proportion to Their
  Zapata Holdings?               Yes. Zapata stockholders will receive one share
                                 of ZAP.COM common stock for each 50 shares of Zapata common stock owned by them at the close of business on November 5 ,1999. However, some states may not allow Zapata to distribute our shares without registration or qualification in that particular state. Also Zapata is not distributing fractional shares. Therefore, we have reserved the right to pay those stockholders cash in lieu of the stock dividend they would have received but for those state restrictions and in lieu of fractional shares.

How Many Shares Will ZAP.COM
  Have Outstanding Following
  the Distribution?              Immediately following the concurrent offering
                                 to the Glazers and the distribution, we will have outstanding 50,000,000 shares of common stock. In addition, we will have reserved
                                 3,000,000 shares of common stock for the grant of options and other awards under our 1999
                                 Long-Term Incentive Plan, of which we will have outstanding options for the purchase of 578,000 shares. We will also have reserved 2,000,000 shares of common stock for warrants issued to American Internetwork Sports. These outstanding options and warrants will have an exercise price of $2.00 per share, vest ratably over three years and have a term of five years.

What is the Purpose of the
  Distribution?                  The distribution represents ZAP.COM's initial
                                 public offering of its securities, although it is different than a traditional offering in that securities are being distributed rather than sold and will be directed only to eligible
                                 Zapata stockholders. The primary purpose of the distribution is to create a public market for our common stock and to facilitate future access to the public market.

Can I Sell My ZAP.COM Shares?    Upon the effectiveness of the registration
                                 statement of which this prospectus forms a part, if you are not an affiliate of ZAP.COM, the shares you receive in the distribution will be freely tradable, assuming any market for these securities ever develops.

Where Will My ZAP.COM Shares
  Trade? We expect that our common stock will be listed on the OTC Electronic Bulletin Board maintained by the National Association of Securities Dealers under the symbol "ZPCM". We can not assure you that a market for our common stock will develop. If a market does develop, it is likely to be limited, sporadic and highly volatile.

Will the Distribution be
Taxable to Me?                   The distribution will be taxable to you as a
                                 dividend. Please read the information set forth under the caption "Federal Income Tax
                                 Considerations" in this prospectus and consult your tax advisor with respect to the income tax consequences of the distribution to you.

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                                  RISK FACTORS

     You should be aware that ownership in our common stock involves a high degree of risk. The principal risks are described below. We urge you to carefully consider these risk factors together with all of the other information included in this prospectus, including our financial statements and the notes thereto, when evaluating your ownership of our common stock. Our business, prospects, operating results and financial condition could be adversely affected by any of these risks. Further, the trading price of our common stock could decline significantly due to any of these risks.

OUR LACK OF AN OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS AND PROSPECTS

     We were founded in April 1998. To date, our activities have consisted primarily of organizational and capital raising activities, research and analysis with respect to Internet industry opportunities, development of strategic relationships and the creation of our banner. As of the date of this prospectus, we do not have an established network, we have limited assets and no operating history upon which an evaluation may be made of our business and its prospects.

WE FACE MANY RISKS IN ESTABLISHING A NEW BUSINESS ENTERPRISE

     As a recently formed company, we face all of the risks associated with establishing a new business enterprise in the Internet industry. In addition, our revenue model is evolving and is expected to rely substantially upon the use of our network by advertisers, direct marketers and merchants either by themselves or in a strategic relationship with us. Our prospects must be considered in light of the risks, expenses and problems frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets like the Internet, using unproven business models. To address some of these risks we must successfully:

     - finalize development of our banner;

     - develop and formalize strategic relationships with third parties for services in areas critical to the successful execution of our business model, including organizations that have sales, software, hardware, Web site traffic measurement and technical and Internet industry expertise;

     - attract, retain and motivate qualified personnel;

     - build and maintain the ZAP.COM Network by attracting Web site publishers to participate in the network;

     - market the ZAP.COM Network to potential customers, including advertisers, direct marketers, merchants and others;

     - manage the expansion of our operations; and

     - anticipate and adapt to changes in our market and competitive developments.

     We cannot be certain that our business strategy will be successful or that we will successfully address any or all of these risks or any of the other risks described in this prospectus. Our failure to address these risks will present significant obstacles to our ability to achieve and sustain profitability.

WE HAVE NO PRESENT SOURCE OF REVENUES; TO GENERATE REVENUES, WE WILL NEED TO GROW OUR NETWORK WHICH WE CANNOT GUARANTEE WILL OCCUR.

     As of the date of this prospectus, we do not have any source of revenue. Our ability to generate revenues will depend on our ability to contract with Web sites publishers to participate in the ZAP.COM Network and to select sites that are attractive to potential customers. We do not

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expect to generate any revenues from the ZAP.COM Network until it has grown to a size which is attractive to potential advertising customers and e-commerce partners. We have no present plans, proposals, arrangements or understandings with any Web site publishers to join our network. Further, we have not confirmed the interests of Web site publishers in the ZAP.COM Network and, therefore, we cannot assure you that Web site publishers will want to participate in our network. Please see "Business -- Web Site Publisher Recruiting." If we are unable to attract a sufficient number of Web site publishers to our network to commence sales, it would adversely effect our ability to generate revenues and would impede our growth. Further, we cannot assure you that our network will ever achieve the size necessary to attract customers or e-commerce partners, or, if we do, that we will ever achieve sufficient revenues to become profitable. Even if we do attract a sufficient number of Web site publishers, we cannot assure you that we will be able to integrate these Web sites into our network without substantial costs, delays or other problems. We also may not be able to anticipate all of the changing demands that successive admissions of Web sites to our network will impose on our management personnel, operational and management information systems and financial systems or those of Zapata with whom we have a services agreement. Please see "Business -- Web Site Publisher Recruiting" and "Management's Discussion and Analysis of Financial Condition and Results of Operation."

WE ANTICIPATE SIGNIFICANT LOSSES AND NEGATIVE OPERATING CASH FLOW FOR THE FORESEEABLE FUTURE

     As of July 31, 1999, we had a deficit accumulated during the development stage of $922,323. We anticipate that, for the foreseeable future, we will incur substantial operating losses and negative operating cash flow as we execute our business model and obtain and integrate the necessary technology, systems and supporting infrastructure, increase the number of Web sites participating in our network, develop our brand name, hire additional employees and expand our business. We also anticipate significant charges arising from the consideration we plan to pay Web site publishers who join the ZAP.COM Network. We will also incur charges in connection with any stock we issue in connection with promotions or similar events. As a result, in order to achieve and maintain profitability, we will need to establish and grow our network and attract and retain customers which we cannot assure you will occur. Please see "Risk
Factors -- We Have No Present Source of Revenue; to Generate Revenues We Will Need to Grow Our Network and We Cannot Guarantee That This Will Occur" and "Management's Discussion and Analysis of Financial Condition and Results of Operation." To the extent that revenue does not grow at anticipated rates, or that increases in operating expenses are not followed by commensurate increases in revenue, or if we are unable to adjust operating expense levels accordingly, our business, results of operations and financial condition will be materially and adversely affected. There can be no assurance that our operating losses will not increase in the future or that we will ever achieve profitability. If we do achieve profitability, we cannot be certain that we would be able to sustain or increase profitability on a quarterly or annual basis in the future.

OUR BUSINESS MODEL AND ITS POTENTIAL FOR PROFIT IS UNPROVEN

     Our business is based on an unproven model. As a result, the profit potential for our business model is also unproven. Even if our network is successfully developed, our success will largely depend on our ability to generate and substantially increase advertising and e-commerce related revenues. We cannot assure you that the market for our services will develop or that demand for our services will develop or become sustainable. Either of these situations could have a material adverse effect on our ability to generate revenues and would impede our growth. In addition, as our business model evolves, we may introduce new pricing models and new products and services which may adversely affect our margins, significantly increase our operating expenses and adversely affect our operating cash flow. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future.
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WE WILL ONLY BE ABLE TO EXECUTE OUR BUSINESS PLAN IF INTERNET USAGE GROWS

     Our future success is highly dependent on an increase in the use of the Internet as a medium for commercial activities, including advertising, direct marketing, for-fee content delivery and other commerce. The Internet market is at a very early stage of development, is rapidly evolving and is characterized by an increasing number of entrants that are introducing or developing competing products and services. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services is uncertain and have a high level of risk. Because the Internet market is new and evolving, we cannot predict with any assurance the market's size, growth rate or durability.

     Most of our potential network customers will have only limited experience with the Web as a commercial medium and may not find it to be an effective way to carry-on business. Consequently, they may allocate only limited portions of their budget to Internet based advertising and transactions. Our ability to generate revenues will depend on these potential customers accepting and utilizing the Internet's new and novel emerging method of conducting business and exchanging information.

WE ARE IN THE PROCESS OF DESIGNING THE BANNER WE PLAN TO USE, AND IT MAY BE DIFFICULT TO FINALIZE DEVELOPMENT OF THE BANNER.

     Our main product will be our banner. We plan for the banner to display a variety of content in various forms of media. Please see "Business -- Products and Services." Although a functional prototype of our planned banner has been created, the timing and success of the final version of the banner is unpredictable due to the uncertainty of several design parameters associated with the Internet, including bandwidth requirements and browser compatibility. We cannot guarantee that the development of our banner can be successfully finalized and introduced or that it will achieve significant market acceptance. In addition, the final version of our banner may contain undetected errors when first introduced which could result in additional expense to us and also result in a loss or delay of market acceptance of the banner and disruption to the operation of our network. Any of these events would have a material adverse affect on our ability to generate and grow revenues and could result in incurring additional expenses that may not be recovered.

IF BANNERS BECOME AN INEFFECTIVE METHOD FOR DELIVERING INTERNET PROGRAMMING, OUR BUSINESS AND REVENUES WILL SUFFER

     Banners, from which we expect to derive substantially all of our revenues, may not be an effective Internet method in the future. There are currently no widely accepted standards to measure the effectiveness of Internet banners and we cannot be sure that these standards will develop to sufficiently support the use of banners as a significant medium for delivery of advertising, e-commerce opportunities and other information. Potential ZAP.COM Network customers may not accept our or third party measurements of impressions on the ZAP.COM Network and these measurements may contain errors. This could adversely affect our business and our ability to generate revenues. Even if new methods of measuring effectiveness are developed, we may not be able to take advantage of them. Moreover, inexpensive "filter" software programs that limit or prevent banners from being delivered to a user's computer are currently available. The widespread adoption of this software or the actual or perceived ineffectiveness of a network of banners in general, could threaten the commercial viability of our business and limit our long-term growth.

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WE MAY FAIL TO MEET MARKET EXPECTATIONS BECAUSE OF FLUCTUATIONS IN OUR QUARTERLY
OPERATING RESULTS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE

     Our lack of an operating history makes it difficult for us to assess the impact of seasonal factors of our business. We expect, however, that after establishing our network, our revenues and operating results will fluctuate significantly quarter-to-quarter in the future due to a number of factors, some of which are beyond our control. These factors include:

     - the addition of new, or loss of, network customers or the addition to, or loss of Web sites from, the ZAP.COM Network;

     - the price paid to Web site publishers for joining the ZAP.COM Network and related costs;

     - user traffic levels and the number of impressions on Web sites that participate in the ZAP.COM Network;

     - demand for advertising on the ZAP.COM Network by future customers and the success of any e-commerce opportunities for the ZAP.COM Network;

     - seasonal fluctuations in revenue;

     - changes in the growth rate of Internet usage;

     - changes in our pricing policies or those of our competitors for different uses of the ZAP.COM Network;

     - the commitment of budgets for businesses to Internet advertising and use;

     - the mix of revenues from different uses of the ZAP.COM Network by our future customers and e-commerce partners;

     - the timing and amount of costs relating to building our network and expanding our operations, including infrastructure technology and business systems, brand development and personal hiring and training;

     - the introduction of new solutions by us or our competitors; and

     - general economic and market conditions.

     Due to all of these factors you should not rely on quarter-to-quarter comparisons of our revenues and operating results as an indication of future performance. In addition, due to the absence of any operating history and our unproven business model, we cannot predict future revenues or operating results accurately. It is likely that in some future periods our revenues and operating results may be below the expectations of public market analysts and investors and this would almost certainly affect adversely the trading price of our common stock. Please see "Management's Discussion of Analysis of Financial Condition and Results of Operation".

A DECLINE IN TRAFFIC ON, OR LOSS OF WEB SITES PARTICIPATING IN, OUR NETWORK COULD RESULT IN REDUCED REVENUES

     Our near-term and long-term prospects will be significantly dependent upon the performance of the Web sites who join the ZAP.COM Network, including the quality of their content or other offerings and the level of traffic on their sites. Management's assessment of a particular Web site candidate for our network may not prove to be correct. Additionally, we will have no control over these factors and our ability to generate revenues and grow would be significantly impeded by declines in the quality or traffic levels of participating Web sites or if one or more material Web sites discontinues its business or becomes bankrupt or insolvent.

     Each Web site publisher who joins the ZAP.COM Network will enter into a contract with us providing for a perpetual right to place and display our banner throughout its Web sites. In the event that a Web site publisher participating in our network breaches its contract at any time and
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denies us access to its Web sites, our remedy will be to pursue a court order for specific performance. A court, however, may find that money damages are adequate and refuse to issue this type of order despite the irreparable harm that we believe will occur. If either a Web site publisher whose site is material to the network or a material number of Web sites participating in the network engage in that type of conduct and the presiding courts refuse to specifically enforce the participants' contracts with us, we might be unable to honor obligations to our customers and our ability to generate revenues and grow would be significantly impeded.

OUR DATABASE MAY CONTAIN INACCURACIES THAT COULD REDUCE THE VALUE OF OUR INFORMATION

     The effectiveness of programming on our network will be largely dependent upon the accuracy of profile information contained in the databases we assemble and use to target banner programming on our network. This data will be collected from those Web site publishers participating in our network and, therefore, the quality of this data will be dependent on these publishers. Thus, we cannot be sure that the information which will be developed for our database will be accurate or that network customers will be willing to have banner programming targeted by any database containing those potential inaccuracies. This could adversely affect our ability to secure or continue customer relationships which could adversely affect our ability to generate and grow revenues. Please see "Business -- Intellectual Property".

WE WILL RELY ALMOST EXCLUSIVELY ON THIRD PARTY TECHNOLOGY AND SERVICE PROVIDERS THAT WE DO NOT CONTROL

     In order to create the ZAP.COM Network, we must develop and acquire the supporting infrastructure. For example, we do not have direct connection access to the Internet, but instead we expect to rely on an Internet service provider who is engaged in the business of providing connectivity for its customers to the Internet. We will also rely on a variety of technology that will be licensed from or provided by third parties. For example, to address the complex task of distributing programming to banners on our network, managing banner space and measuring traffic on and collecting data from the ZAP.COM Network we have selected NetGravity and its software platform. To the extent that material difficulties are encountered in bringing NetGravity's systems on-line, we will need to acquire an alternative solution from another third party service provider or vendor. Our loss of, or inability to maintain or obtain upgrades to the technology licenses or hardware solutions deployed in our operating infrastructure by us or third parties could result in delays, which would adversely effect our ability to operate our network. This would cause our business and operating results to suffer until equivalent technology and hardware solutions could be identified and implemented. If we are unable to maintain satisfactory relationships with third parties who provide services or products necessary to operate our network on acceptable commercial terms, or the quality of products and services provided by these third parties falls below a satisfactory standard, we could experience a disruption in the delivery of programming to our network, which could have a negative impact on our network and, hence, our business and operating results. A failure to complete the development of our infrastructure or to do so without substantial delay or cost will have a material adverse impact on our ability to generate revenue.

     We also expect to rely on third-party service providers for a number of operational aspects critical to our business plan. These providers include experienced media representation agencies, Web site traffic measurement firms, home page content providers and others. We currently have only a few of these arrangements in place and we cannot assure you that we will be able to secure these arrangements, directly or indirectly. If we fail to secure additional necessary arrangements, or to do so in a timely manner and on commercially reasonable terms, it will have a material adverse effect on our ability to commence sales efforts and to generate revenues. The termination of any of these relationships in the future after they have been established could

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have the same effect and could impair our relationships with customers and have a negative impact on our revenues. Further, if any of the third-parties change their terms or terminate their relationships, we may need to incur additional costs to replace those service providers and to bring the new service providers up-to-date with our then current operations. Please see "Business -- Operating Infrastructure and Technology Platform," and "-- Sales, Marketing and Customer Service".

THE FAILURE OF COMPUTER SYSTEMS USED BY US OR THIRD PARTIES COULD HARM OUR OPERATIONS AND REVENUES

     The continuing and uninterrupted performance of computer systems used by us, third parties performing services for us and ZAP.COM Network participants is critical to our success. Customers may become dissatisfied by any system failures that interrupt our ability to deliver programming over our network accurately to the targeted audience and without significant delay to the viewer. Sustained or repeated system failure would reduce the attractiveness of our solutions to our customers. Slower response time or significant disruptions may also result from straining the capacity of the software used in our network or the hardware connected to our network due to an increase in the volume of programming delivered to our network. If these circumstances arise, our efforts to rectify the situation may result in significant additional expenses. To the extent that any capacity constraints or system failures are not adequately addressed, it would adversely effect the delivery of programming to our network, the number of banner views received by our customers and our revenues. In addition, our operations and the performance of our network could be adversely affected.

     Similar to all computer and communication systems, systems used in our business could be damaged by earthquake, fire, floods, power loss, telecommunications failures, break-ins and like events. In addition, interruptions in our network programming could result from the failure of our telecommunications providers to provide the necessary data communications capacity in the time frame we require. Despite precautions we have taken, unanticipated problems affecting systems supporting our network may at some point in the future cause interruptions in the delivery of programming to our network. Despite security measures, our servers are also vulnerable to computer viruses, physical or electronic break-ins and other disruptive problems, which could lead to interruptions, delays, loss of data or cessation in service to our network. We do not presently have redundant systems or a formal disaster recovery plan. We do not now and will not for the foreseeable future maintain business interruption insurance. Any system failure that causes interruption or an increase in download time of banners to Web sites could delay programming to the ZAP.COM Network and, if sustained or repeated, could reduce the attractiveness of the network to customers.

WE EXPECT TO INCUR SIGNIFICANT EXPENSES FOR COMPENSATION PAID TO WEB SITE PUBLISHERS FOR PARTICIPATING IN OUR NETWORK

     We expect to incur significant charges for the consideration we plan to pay Web site publishers for joining and participating in the ZAP.COM Network. To the extent we pay this consideration in shares of our common stock, we will account for it at fair value on the date of issuance. We expect to amortize these charges over future periods and that the reduction in net income resulting from these charges will have a material and adverse impact on earnings.

IF WE ARE UNABLE TO RAISE NECESSARY CAPITAL IN THE FUTURE, WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL NEEDS

     Our business model is dependent on a significant number of Web publishers joining our network as a result of being paid for the right to place and display our banner throughout these publishers' Web sites. We expect that the main form of consideration to be paid these publishers

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will be our common stock. If an orderly trading market does not develop in, or develops and is not maintained in our common stock, Web site publishers who are potential ZAP.COM Network participants may be unwilling to accept our common stock as all or part of the payment due them for joining and participating in the ZAP.COM Network. Under these circumstances, we will be required to use cash to initiate and possibly maintain the growth of our network.

     Following the distribution, we will have limited cash resources and Zapata will not have an obligation to contribute additional funds to us. Although we are not prohibited from raising additional capital by any of the arrangements between Zapata and us, Zapata's control of approximately 98% of our outstanding common stock after the distribution and the significant potential for percentage dilution of a potential investor's percentage ownership in our common stock presented by our business model may make it difficult for us to raise additional capital in the future or to raise capital on terms favorable to us. Zapata's control may deter potential investors from investing in ZAP.COM because Zapata's voting control over ZAP.COM will make it more difficult for a third party to acquire us even if a change of control could benefit our stockholders by providing them with a premium over the then current market price of their shares. As a result, the market value and liquidity of our common stock and our ability to issue additional common stock may be adversely affected.

     If we raise additional funds in the future through the issuance of equity, equity-related or debt securities any or all of those securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may also experience significant dilution.

OUR BRAND MAY NOT ACHIEVE THE BROAD RECOGNITION NECESSARY TO SUCCEED AND BUILDING BRAND IDENTITY IS LIKELY TO BE EXPENSIVE

     We believe that quality recognition and perception of the ZAP.COM brand is vital to our success. Development and continued awareness of our brands will depend largely on our success in establishing and maintaining a position as a leading Internet business that operates a high quality network which is valuable to both potential customers, like advertisers and e-commerce partners, and Web site publishers who are potential ZAP.COM Network participants. We cannot assure you that we will be able to establish and maintain this position. In order to promote and maintain our brands, we expect to incur significant expenses. In addition, the development of our brand names depends, to a significant degree, on the protection of our trademarks and trade names, which cannot be assured. Please see "Risk Factors -- Our Intellectual Property Rights May Be Difficult to Protect". If our brand enhancement strategy is unsuccessful, these expenses may never be recovered and we may be unable to realize significant revenue and our ability to succeed will be seriously impeded.

OUR INTELLECTUAL PROPERTY RIGHTS MAY BE DIFFICULT TO PROTECT

     We protect our proprietary rights through a combination of patent, copyright, trade secret and trademark law. A provisional patent application has been filed in the United States Patent and Trademark office that is directed at three different aspects of the business processes we plan to employ in our business. A provisional patent application is a type of application under which a patent will not issue, but which will provide a priority date for a regular patent application that is filed within a one year period following the filing of the provisional patent application. We also currently have pending in the United States Patent and Trademark Office applications for the registration of the "ZAP.COM," "ZAP.COM Network," "ZAP.COM -- THE NEXT NETWORK," and the "UltraBanner" trademarks/service marks. In addition, in the future we intend to file additional applications with the United States Patent and Trademark Office, and where appropriate, in foreign jurisdictions, to attempt to register trademarks/service marks that we adopt. We also generally enter into confidentiality agreements with our employees, consultants and corporate partners to control access to, and distribution of, proprietary information.
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

     We cannot assure you that a patent will ever be issued on our pending provisional patent application or that our pending trademark applications will be approved. Further, we can not assure you that if issued or approved, the patent or registered marks will not be successfully challenged by others or invalidated through administrative process or litigation. We also do not know if the pending or future applications will be issued within the scope of the claims sought.

     If a patent is issued on the final application, it is possible that:

     - if there are variations in the application of the business model claimed in the patent to the products and services we offer in the future, the patent, if issued, may not be effective in preventing one or more third parties from utilizing a copycat business model to offer the same product or service in one or more categories; and

     - a competitor may develop and utilize a business model that appears similar to the system described in the final patent application, but which has sufficient distinctions that it does not fall within the scope of any patent which may arise from this type of application.

     We plan to collect and utilize data derived from user activity on the ZAP.COM Network and the Web sites participating in our network. We plan to use this data for ad targeting and delivery of other programming on, and predicting performance of, our network. We cannot assure you that any trade secret, copyright or other protection will be available to protect this information.

     The validity, enforceability and scope of protection of proprietary rights in Internet-related industries is uncertain and still evolving. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as they do in the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and competitors and third parties may infringe or misappropriate our proprietary rights.

     In addition, claims may be asserted against us in the ordinary course of our business, including claims of unfair competition, dilution or alleged infringement of the trademark/service marks and other intellectual property rights of third parties by us, the Web site publishers participating in the ZAP.COM Network or strategic partners. For example, Zapata and an affiliated entity were named in a trademark infringement and dilution action last year for use of the "ZAP" mark. Please see "Business -- Intellectual Property." Further, because patent applications in the United States are not publicly disclosed until the patent is issued, an application may have been filed which relates to our proposed services and processes. Infringement claims and any resulting litigation could subject us to significant liability for damages and could result in the invalidation of our proprietary rights. In addition, even if we prevail, this type of litigation could be time consuming and expensive to defend, and could result in the diversion of our time and attention. Any claims or litigation commenced by third parties may also result in limitations on our ability to use the trademarks/service marks and other intellectual property unless we enter into arrangements with the third parties responsible for those claims or suits which may be unavailable on commercially reasonable terms.

     In addition, inasmuch as we expect to license a substantial portion of our content from third parties, our exposure to copyright infringement actions, trademark/service mark infringement actions and dilution actions may increase because we must rely upon those third parties for information as to the origin and ownership of the licensed content. We plan to obtain appropriate representations and indemnities to cover these risks; however, we cannot assure you that the representations will be accurate or the indemnities sufficient to compensate for the breach of any of those representations.

IT MAY BE DIFFICULT TO PROTECT OUR DOMAIN NAMES AND ASSOCIATED GOODWILL

     Domain names are Internet addresses for accessing Web sites that are registered with Network Solutions, Inc. We are the registered holders of approximately 60 Internet domain names, though sites exist for only five of the domain names. Third parties may submit false
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

registration data to Network Solutions, Inc. attempting to transfer key domain names to their control. Third parties have challenged our rights to use some of our domain names, and we expect that they will continue to do so. We cannot guarantee you that third parties will not in the future be successful in having transferred to them, or challenging our right to use, domain names which we have registered.

     There is also a possibility of the enactment of laws and/or regulations regarding domain names which could have an adverse effect on our registered domain names. Further, regulatory bodies could make changes to the existing registration system for domain names. Therefore, our domain names may lose their value, or we may have to obtain entirely new domain names in addition to or in lieu of our registered domain names if reform efforts result in a restructuring in the current system. Therefore, we could lose our domain names or be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our domain names, trademarks/service marks and other proprietary rights.

WE MAY HAVE DIFFICULTY INTEGRATING ACQUIRED BUSINESSES OR GENERATING ACCEPTABLE RETURNS FROM FUTURE ACQUISITIONS OR INVESTMENTS

     We may in the future make selective acquisitions or strategic investments in complementary businesses, products, services or technologies. If we buy a company, we could have difficulty in integrating and assimilating that company's operations, technologies, products and personnel. In addition, the key personnel of the acquired company may decide not to work for us, leaving us without any experience in a new market. These difficulties could disrupt our ongoing business and distract our management and employees. We may not successfully overcome these and other problems encountered in connection with potential acquisitions or strategic investments. In addition, an acquisition could materially impair our operating results by diluting our stockholders' equity, causing us to incur additional debt or requiring us to amortize acquisition expenses and acquired assets.

WE MAY BE UNABLE TO MANAGE OUR GROWTH EFFECTIVELY WHICH COULD CAUSE OUR BUSINESS AND OPERATING RESULTS TO SUFFER

     To meet our growth strategy, our operations must rapidly and significantly expand. This growth will place a substantial strain on our limited management, operational and financial resources and systems. To integrate all Web sites participating in our network and to manage the growth of our operations will require the development and implementation of our operational and financial systems, procedures and controls and training, managing and expansion of our employee base. Our management will also be required to establish and maintain relationships with customers, Web site publishers participating in the ZAP.COM Network and strategic partners and to maintain control over our strategic direction in a rapidly changing environment. We cannot provide any assurance that we will be able to effectively manage the expansion of our operations or that the systems we develop and implement or procedures or controls that we adopt will be adequate to support the rapid execution necessary to fully exploit the market opportunity we have identified. If we do not manage our growth effectively, our business and operating results may suffer.

OUR MANAGEMENT DOES NOT HAVE EXPERIENCE IN ACQUIRING, BUILDING OR MANAGING AN INTERNET NETWORK

     Our senior management's only experience in managing an Internet related business has been their oversight of the Zapata's Word and Charged Webzines. They have not had any previous experience managing a network based Internet company. We cannot guarantee you that our management will be able to effectively implement our business model. To address this, we may add key personnel in the near future. Competition for personnel with Internet experience is intense due to the competitive nature of the job market. If we do not succeed in attracting new
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

employees with the appropriate experience and skills or retaining and motivating our current and future employees, our business could suffer significantly. Please see "Management".

INTERNATIONAL EXPANSION MAY IMPOSE ADDITIONAL COSTS ON US THAT WE MAY NOT BE ABLE TO RECOVER

     We may pursue in the future international operations and international sales and marketing efforts. International operations have inherent risks, including:

     - changes in regulatory requirements;

     - reduced protection for intellectual property rights in some countries;

     - potentially adverse tax consequences;

     - general import/export restrictions relating to encryption technology and/or privacy;

     - difficulties and costs of staffing and managing foreign operations;

     - political and economic instability either domestically or internationally;

     - fluctuations in currency exchange rates; and

     - seasonal reductions in business activity during the summer months in Europe and in other parts of the world.

Each of these risks may impose additional costs on our business which we may not be able to recover.

MANY OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER RESOURCES, LONGER OPERATING HISTORIES, ESTABLISHED CUSTOMER BASES AND BROADER PRODUCT OFFERINGS

     Our business is, and we believe will continue to be, intensely competitive. Our initial competitors include DoubleClick, 24/7 Media, Flycast Communications, TeknoSurf and ClickAgents and other Internet advertising networks and providers of advertising inventory management products and services, such as Netgravity, AdForce, Accipiter and Valueclick. Other competitors include large and established companies like Microsoft, America Online, CNET, CNN/Time Warner, Excite@Home, Yahoo!, Disney (which owns the GO Network) and Lycos. We also compete for advertising with other Internet publishers as well as traditional media like television, radio, print and outdoor advertising.

     We expect our competition to be intense and to continue to increase because there are no substantial barriers to entry. The level of competition is also likely to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. In the future, as we expand our service offerings, we expect to encounter increased competition in the development and delivery of our services. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on us. Increased competition is likely to put downward pressure on pricing and gross margins. Further, many of our existing and potential competitors have substantially greater financial, technical and marketing resources than we do, longer operating histories, greater name recognition, established customer bases and broader product and service offerings than we do. As a result, we may be unable to secure and grow a customer base which would adversely affect our ability to generate and grow revenues. Please see "Business -- Competition".

OUR COMPUTER SYSTEMS, AND THE SYSTEMS OF OTHERS WE DEPEND ON, MAY NOT OPERATE PROPERLY BECAUSE OF THE YEAR 2000 PROBLEMS

     Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will

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

need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with the Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities. Significant uncertainty exists in the software industry concerning the potential effects associated with these compliance issues. Additionally, the Internet could face service disruptions arising from the Year 2000 problem.

     We are taking actions to ensure that external suppliers and service providers who we engage use systems that will be able to support our needs and, where necessary, interoperate with hardware and software infrastructure that we are acquiring in preparation for the Year 2000. We do not anticipate that any these external suppliers or service providers will experience Year 2000 problems which may result in unanticipated material costs to us. In addition, the ZAP.COM Network site participants may also be impacted by Year 2000 complications. Any failure by our network participants to make their sites Year 2000 compliant could disrupt delivery of programming to the participant and the participant's operation of its sites. If a material number of participants in our network experience this type of trouble, it could effect our ability to deliver programming to our network which could adversely affect our ability to fulfill obligations to customers and to generate revenues. Please see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources -- Year 2000".

     ZAP.COM has not yet developed a contingency plan to address situations that may result if it is unable to achieve Year 2000 compliance. The cost of developing and implementing a plan like this, if necessary, could be material. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Year 2000".

IF THE WEB INFRASTRUCTURE WERE TO FAIL, WE WOULD NOT BE ABLE TO DELIVER PROGRAMMING TO OUR NETWORK

     Our future success substantially depends, among other things, upon the continued expansion and maintenance of the Web infrastructure as a reliable network backbone on which we can transmit programming to our network. This requires the necessary speed, capacity and security, and timely development of enabling products like high speed modems, for providing reliable Web access and services. We can provide no assurance that the Web infrastructure will continue to be able to support the growing demands placed upon it as the Web continues to grow in terms of the number of users, the frequency of users and the increased bandwidth requirements so that the performance or reliability of the Web will not be adversely affected by these demands. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity or due to increased governmental regulation. Changes in, or insufficient availability of, telecommunications services to support the Internet could also result in slower response times and adversely affect usage of the Web and the effectiveness of our network. In fact, the Web has experienced a variety of outages and other delays due to damage to a portion of its Web infrastructure. Any future outages or delays could adversely impact the Web sites participating in the ZAP.COM Network. Any outages of this nature or any other failure of the Internet infrastructure to effectively support the expected growth in the Web, could delay the growth of the Internet and adversely affect our revenues and cause us to incur additional operating expenses.

ON-LINE SECURITY BREACHES COULD HARM OUR REPUTATION, OUR ABILITY TO PURSUE E-COMMERCE OPPORTUNITIES AND EXPOSE US TO LIABILITY

     A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. As we establish e-commerce relationships, we plan to rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information
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

over our network. It is possible that advances in computer capabilities, new discoveries or other developments will result in a compromise or breach of the algorithms that we select for this purpose. This could have a material adverse effect on our business, including our reputation, and our ability to secure and continue e-commerce relationships.

     We may be required to expend significant capital and other resources to protect against the threat of security breaches like this or to alleviate problems caused by these breaches. The public's concern over the security of Internet transactions and the privacy of users may also inhibit the growth of the Web, especially as a means of conducting commercial transactions. To the extent that our activities or those of third party contractors involve the storage and transmission of proprietary information, like credit card numbers, security breaches could expose us to a risk of loss or litigation and possible liability. We can provide no assurance that our security measures will prevent security breaches or that failure to prevent these type of security breaches will not significantly limit our ability to pursue e-commerce opportunities or expose us to third party liability.

IF WE ARE NOT ABLE TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGE, OUR SERVICE WILL BECOME LESS DESIRABLE

     The Internet industry and its markets for commercial activities are characterized by rapidly changing customer and user requirements, frequent new service or product announcements, introductions and enhancements and evolving industry standards and practices. In addition, these market characteristics are heightened by the apparent need of companies from many industries to offer Internet-based products and services. As a result, our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our service offerings to evolving industry standards and to continually improve the performance, features and reliability of our services in response to competitive service offerings and the evolving demands of the marketplace on a timely and cost-effective basis. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our services or infrastructure. We cannot assure you that we will be successful in using new technologies effectively or adapting the ZAP.COM Network to customers, network site participants or emerging industry standards. If we are unable to adapt in a timely manner in response to changing market conditions or customer requirements, our services may become less desirable, which could adversely affect our ability to generate and grow revenues.

REGULATORY AND LEGAL UNCERTAINTIES COULD INCREASE OUR COSTS AND DECREASE THE DEMAND FOR OUR SERVICES

     Although there are currently few laws or regulations that specifically regulate activity on the Internet, the number of these laws and regulations is increasing. A number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, pricing, taxation and quality of products and services.

     Moreover, the applicability to the Internet of existing laws governing issues like intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. The extent to which existing laws relating to issues like property ownership, pornography, libel and personal privacy are applicable to the Internet is uncertain. Some foreign governments, like Germany, have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States. Any new legislation or regulation, or the application or interpretation of existing laws, may decrease the growth in the use of the Internet, which could in turn decrease the demand for ZAP.COM's service, increase ZAP.COM's cost of doing business or otherwise have a material adverse effect on our business and operating results. Please see "Business -- Government Regulation and Legal Uncertainties".

THE INVESTMENT PRICE PAID FOR OUR SHARES IN THE CONCURRENT OFFERINGS WAS DETERMINED ON AN ARBITRARY BASIS

     The price paid for our common shares in the concurrent offerings to Zapata and the Glazers was determined by our board of directors and is not based on our assets or other recognized criteria of investment value, like book value, cash flow, earnings or financial condition. These prices, therefore, do not indicate that our common stock has a value or can be resold.

IT IS DIFFICULT TO PREDICT WHETHER A MARKET FOR OUR STOCK WILL DEVELOP, AND IF A MARKET DEVELOPS, THE MARKET PRICE OF OUR STOCK WILL LIKELY BE VOLATILE

     Prior to this prospectus, there has been no public trading market for our common stock. Upon the registration statement of which this prospectus forms a part becoming effective, our common stock will be listed on the OTC Electronic Bulletin Board. The initial public trading price for our common stock will be determined by market makers independent of us. We can provide you no assurance that the market price of the common stock will not decline below the initial public trading price.

     We cannot assure you that investors will develop an interest in our common stock so that a trading market develops or, if a trading market does develop, how active that trading market will be or whether it will be sustained. A number of specific factors that may affect the price and liquidity of our securities, include:

     - the minimal supply of shares eligible for public resale following the consummation of the distribution;

     - actual or anticipated fluctuations in our quarterly operating results;

     - operating results that vary from expectations as to our future financial performance or changes in financial estimates for us by securities analysts and investors;

     - announcements of technological innovations or new services by us or our competitors;

     - announcements by us or our competitors of significant contracts, acquisitions, strategic relationships, joint ventures, capital commitments and the status of the growth of our network;

     - announcements by third parties of significant claims or proceedings against us;

     - future sales or issuances of equity by us;

     - change in the status of our intellectual property rights; and

     - the operating and stock price performance of other comparable companies.

     In addition, our common stock may not be followed by any market analysts and few, if any, institutions may act as market makers for our securities. Either of these factors could adversely affect the liquidity and trading price of our stock. Also, the stock market in general has experienced extreme price and volume volatility that has especially affected the market prices of securities of many Internet-related and small capitalization companies. Stock prices for Internet-related companies are often influenced by rapidly changing perceptions about the future of the Internet or the results of other Internet or technology companies, rather than specific developments relating to the issuer of that particular stock. If our stock price is volatile, a securities class action may be brought against us. Class action litigation could result in substantial costs and divert our management's attention and resources. Any adverse determination in such litigation could also subject us to significant liabilities.

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ZAPATA'S CONTROL AND THE PRESENCE OF INTERLOCKING DIRECTORS AND OFFICERS AFTER
THIS DISTRIBUTION WILL CREATE POTENTIAL CONFLICTS OF INTEREST AND COULD PREVENT A CHANGE OF CONTROL

     Immediately following the distribution, Zapata will own approximately 98% of our outstanding common stock. As a result, Zapata's directors and officers will be able to control the outcome of substantially all matters submitted to the stockholders for approval, including the election of directors and any proposed merger, liquidation, transfer or encumbrance of a substantial portion of its assets, or amendment to our charter to change our authorized capitalization. This concentration of ownership may also have the effect of delaying or preventing a change in control of ZAP.COM even if it would be beneficial to our stockholders. Please see "Principal Stockholders".

     In addition, our executive officers also are directors, officers or employees of Zapata and, in most cases, either own, or hold an option to purchase, equity securities of Zapata. In addition, Malcolm Glazer, who is the father of our President and Chief Executive Officer, Avram Glazer, controls and beneficially owns approximately 44% of Zapata's outstanding common stock. As a result, these executive officers have inherent conflicts of interest when making decisions related to transactions between us and Zapata. Zapata's ability to control matters listed above together with the potential conflicts of interest of its executive officers who also serve as executive officers of ZAP.COM and our initial Chairman of the Board could adversely affect the trading price and liquidity of our common stock. These factors could limit the price that investors might be willing to pay for our common stock in the future.

     In addition, those persons serving as both our officers and key employees and those of Zapata have not committed to devote any specific percentage of his business time to us. The competing claims upon each officer's time and energies could divert his attention from our affairs, placing additional demands on our resources. The efforts of all or any of these individuals may not be sufficient to meet both our needs and those of Zapata. If we were deprived of access to any key members of our management team, or other personnel, or lost access to these type of services altogether, our business, prospects, results of operations and financial condition could be materially adversely affected. Please see "Relationships and Related Party Transactions".

     On October 20, 1999, we entered into agreements with Zapata, including an investment and distribution agreement, a tax sharing and indemnity agreement, a services agreement and a registration rights agreement for the purpose of defining our on-going relationship with Zapata following the distribution. Please see "Related Party Transactions -- Zapata Corporation." We cannot assure you that the terms of these agreements, or the related transactions, will be effected on terms at least as favorable to us as could have been obtained from unaffiliated third parties.

WE HAVE LIABILITIES AS A MEMBER OF ZAPATA'S CONSOLIDATED TAX GROUP

     We have been, and expect to continue to be, following the consummation of the distribution for the foreseeable future, a member of Zapata's consolidated tax group under federal income tax law until the ZAP.COM securities held by Zapata do not constitute either 80% of the voting power or the market value of ZAP.COM's outstanding stock. Each member of a consolidated group for federal income tax purposes is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Similar rules may apply under state income tax laws. Although we have entered into a tax sharing and indemnity agreement with Zapata, if Zapata or members of its consolidated tax group (other than us and our subsidiaries) fail to pay tax liabilities arising prior to the time that we are no longer a member of Zapata's consolidated tax group, we could be required to make payments in respect of these tax liabilities and these payments could materially adversely affect our financial condition. Please see "Related Party Transactions -- Tax Sharing and Indemnity Agreement."

BECAUSE WE DO NOT INTEND TO PAY ANY CASH DIVIDENDS ON OUR COMMON STOCK, HOLDERS OF OUR COMMON STOCK WILL NOT BE ABLE TO RECEIVE A RETURN ON THEIR SHARES UNLESS THEY SELL THEIR SHARES

     We have paid no dividends on our common stock and we cannot assure you that we will achieve sufficient earnings to pay cash dividends on our common stock in the near future. Further, we intend to retain any future earnings to fund the development and expansion of our operations. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Unless we pay dividends, holders of our common stock will not be able to receive a return on their shares unless they sell them, which could be difficult unless a market develops in our stock. Please see "Dividends" and "Risk Factors -- It is Difficult to Predict Whether a Market For Our Stock Will Develop, and if a Market Develops, the Market Price For Our Stock Will Likely Be Volatile."

THE ANTI-TAKEOVER PROVISIONS IN OUR CORPORATE DOCUMENTS MAY HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF OUR COMMON STOCK

     If Zapata were ever to lose voting control over us, provisions within our charter and by-laws could make it more difficult for a third party to gain control of us. This would be true even if a change in control might be beneficial to our stockholders. This could adversely affect the market price of our common stock. These provisions include:

     - the elimination of the right to act by written consent by stockholders after Zapata no longer holds a controlling interest in us;

     - the elimination of the right to call special meetings of the stockholders by stockholders except that Zapata may do so as long as it holds a controlling interest in us;

     - the creation of a staggered board of directors; and

     - the ability of the board of directors to designate, determine the rights and preferences of, and to issue preferred stock, without stockholder consent, which could adversely affect the rights of our common stockholders.

Please see "Description of Securities -- Antitakeover Effects of Nevada Law, Charter and By-Law provisions".

A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK WILL BE ELIGIBLE FOR SALE INTO THE MARKET IN THE FUTURE, AND THIS COULD DEPRESS OUR STOCK PRICE

     Sales of a substantial number of shares of our common stock after the distribution could cause the market price of our common stock to decline. Upon completion of the concurrent offerings to Zapata and the Glazers and the distribution, we will have outstanding 50,000,000 shares of common stock, of which Zapata will own 48,972,258 shares, Malcolm Glazer will own 707,908 shares, Avram Glazer will own 50,020 shares and the public will own 269,814 shares. In addition, we will have 3,000,000 shares of common stock reserved for issuance under our 1999 Long-Term Incentive Plan and 2,000,000 shares of our common stock reserved for issuance of shares purchased under the warrants granted to American Internetwork Sports.

     All of the shares to be distributed to Zapata stockholders in the distribution will be freely tradable without restriction or further registration under the federal securities laws unless acquired by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933. All of the shares held by Zapata (other than 1,000,000 shares registered concurrently with this distribution) or acquired by other "affiliates" in the distribution or the Glazers in the concurrent offering will be "restricted securities" under the Securities Act and available for resale upon compliance with Rule 144, including the timing, manner and volume of sales of these shares. In the absence of Rule 144's availability, these shares may only be publicly resold if they are registered or another exemption is available.

     Concurrently with the distribution we have registered for resale 1,000,000 shares of common stock held by Zapata. These shares, which are covered by a separate resale prospectus, may be sold from time to time in the public market. In addition, ZAP.COM has granted to Zapata registration rights with respect to its shares. These registration rights effectively allow Zapata to register and publicly sell all of its shares any time after the distribution and to participate as a selling stockholder in future public offerings by ZAP.COM.

     The warrants issued to American Internetwork Sports generally vest over three years; however, the warrants will accelerate and immediately vest and become exercisable if ZAP.COM terminates its consulting agreement with American Internetwork Sports without cause or there is a change in control of ZAP.COM. Please see "Related Party Transactions -- American Internetwork Sports Company, LLC." All of the shares issued to American Internetwork Sports upon exercise of the warrants, will be available for public resale under Rule 144 following the expiration of a one year holding period commencing upon the issuance of shares after the exercise of the warrants and compliance with the other requirements of Rule 144. Further, prior to the first anniversary of the issuance of the warrants, ZAP.COM is required to register the shares issued upon exercise of the warrants on a registration statement on Form S-8. This registration statement will automatically become effective upon filing and permit unrestricted public resale of these shares.

     In addition, following the consummation of the distribution, we also intend to file a registration statement on Form S-8 under the Securities Act covering the shares reserved for issuance under the 1999 Long-Term Incentive Plan. This registration statement will also automatically become effective upon filing and permit unrestricted public resale of these shares.

     We are also likely to issue large amounts of additional common stock in the future in connection with payments made to Web site publishers for joining and participating in the ZAP.COM Network or in other acquisitions. Shortly after the consummation of the distribution we expect to file a shelf registration statement covering 50,000,000 shares of our common stock for these issuances and, if necessary, the public resale of these shares. We may also issue from time to time shares of common stock in connection with promotions and other events. All of these shares will become available for resale at various dates in the future. The availability or sale of these shares could adversely affect the price of our stock. Please see "Shares Eligible for Future Sale" for more detailed information.

INVESTORS WILL EXPERIENCE DILUTION WITH FUTURE STOCK ISSUANCES

     We currently intend to finance a significant amount of the growth in the ZAP.COM Network with shares of our common stock In addition, we may from time to time issue additional shares in the future in connection with promotions and other events. Please see "Business -- Building the ZAP.COM Network". We currently have 1,500,000,000 authorized shares of common stock. Following the concurrent offerings to Zapata and the Glazers and the distribution, we will have 50,000,000 shares of common stock outstanding. In addition, immediately following the consummation of the distribution, we will initially have 5,000,000 shares of common stock reserved for options awarded or to be awarded under ZAP.COM's 1999 Long-Term Incentive Plan, and for warrants issued to American Internetwork Sports. Accordingly, immediately following the distribution, we will have 1,445,000,000 shares authorized but unissued and unreserved shares of common stock. Consequently, we will be able to finance our growth, future acquisitions and promotional or other events by issuing significant amounts of additional shares of common stock without obtaining stockholder approval of these issuances, provided we comply with the rules and regulations of any exchange or national market system on which our shares are then listed. We expect that shortly after the consummation of the distribution to file a shelf registration statement covering 50,000,000 shares of our common stock for issuance in connection with the acquisition of banner rights. To the extent we use our common stock in this manner in the future, dilution in percentage ownership may be experienced by existing stockholders, including the recipients of common stock in the distribution. In addition, additional dilution in percentage ownership will be experienced by existing stockholders upon the exercise of any options or warrants that we have granted or will grant in the future.

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     This Prospectus contains forward-looking statements. These statements can be identified by the use of forward-looking terminology like "may," "will," "expect," "anticipate," "estimate," "plan," "intend," "continue" or other similar or comparable terminology. These statements discuss future expectations and predictions and other forward-looking information. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our expectations will be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. When considering forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this Prospectus. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this Prospectus.

                                THE DISTRIBUTION

     The Board of Directors of Zapata has declared a dividend, payable to its stockholders of record on November 5, 1999, of 477,742 shares of ZAP.COM common stock. As of October 21, 1999, Zapata had 23,887,078 shares of common stock outstanding. Using this figure, Zapata stockholders will receive one share of ZAP.COM common for every 50 shares of Zapata common stock held on the record date. All of the distributed shares will be fully paid and nonassessable and the holders of those shares will not be entitled to preemptive rights. No consideration will be paid to Zapata or us by Zapata stockholders for the distributed shares.

PURPOSE OF THE DISTRIBUTION

     The distribution is essentially ZAP.COM's initial public offering. The distribution is different than a traditional offering in that it is a distribution of rather than a sale of shares and it is directed only to Zapata stockholders. The primary purpose of the distribution is to create a public market for our common stock and facilitate future access to public markets.

     In addition, the distribution should benefit Zapata stockholders by:

     - allowing our business, with its own unique market opportunity and risk/reward profile, to be evaluated by investors independently of Zapata's other traditional businesses, including its marine protein business and food packaging business, which should increase our financial flexibility in the capital markets;

     - enabling Zapata stockholders to increase or decrease their level of direct investment in us by acquiring our common stock, in the open market and/or selling any of our common stock distributed to them into the open market if one develops;

     - allowing Zapata and us to pursue different operating strategies, given our different business environments and competitive market conditions; and

     - permitting Zapata to benefit from increases, if any, in the market value of its retained equity interest in us.

MANNER OF EFFECTING THE DISTRIBUTION

     Zapata will effect the distribution by delivering the required number of ZAP.COM shares to American Stock Transfer & Trust Company, the distribution agent for the distribution. The distribution is currently expected to be effected as soon as practicable after the registration statement, of which this prospectus forms a part, is declared effective. Shortly after the registration statement is effective, the distribution agent will begin mailing stock certificates reflecting ownership of ZAP.COM common stock to eligible Zapata stockholders.

     No fractional shares of ZAP.COM common stock will be distributed as part of the distribution. Fractional shares of ZAP.COM common stock will be aggregated and sold by the distribution agent at the earliest practicable date at the then-prevailing market price. Each person who would be otherwise entitled to receive a fractional share will instead receive a cash payment equal to that person's proportionate share of the net proceeds of the sale of the aggregated shares. In addition, if you reside in a state in which the state securities laws do not permit a readily available exemption for the distribution of the shares, the distribution agent will also sell these shares at the earliest practicable date at the then-prevailing market price. In such event, Zapata will distribute the cash proceeds from the sale of shares that would otherwise have been distributed to you in lieu of those shares.

                                USE OF PROCEEDS

     We will not receive any proceeds from the distribution by Zapata of our common stock to its stockholders. The primary purpose of the distribution is to create a public market for our common stock and facilitate future access to public markets.

     We will receive proceeds from the concurrent offerings to Zapata and the Glazers and we plan to use those proceeds to fund development of the ZAP.COM Network and anticipated operating losses and for general corporate purposes. Pending use, ZAP.COM intends to invest the net proceeds from the concurrent offerings in government securities.

                                DIVIDEND POLICY

     ZAP.COM has not declared or paid any cash dividends on its common stock since its inception and does not expect to pay any cash dividends on its common stock in the foreseeable future. ZAP.COM currently intends to retain future earnings, if any, to finance the expansion of its business.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of ZAP.COM as of July 31, 1999 and the capitalization of ZAP.COM on a pro forma basis as of July 31, 1999 to give effect to the concurrent offerings to Zapata and the Glazers. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the financial statements and the notes thereto included elsewhere in this prospectus.

                                                                   JULY 31, 1999
                                                              ------------------------
                                                               ACTUAL       PRO FORMA
                                                              ---------    -----------
Stockholders' equity (deficit):
Common stock, $0.001 par value; 1,500,000,000 shares
authorized and 49,450,000 issued and outstanding actual;
50,000,000 shares issued and outstanding pro forma(1).......  $      10    $    50,000
  Common Stock Warrants.....................................         --             --
  Additional paid-in capital................................         --     10,050,000
  Deficit accumulated during the development stage..........   (922,323)      (922,323)
          Total stockholders equity (deficit) and
            capitalization..................................   (922,313)     9,177,677

---------------
(1) Excludes 3,000,000 shares of common stock, which are reserved for issuance under the 1999 Long-Term Incentive Plan, of which 578,000 shares are reserved for options outstanding as of the date of this prospectus with an exercise price of $2.00 per share. Please see "Management -- 1999 Long-Term Incentive Plan. Also excludes 2,000,000 shares of common stock issuable under warrants granted to American Internetwork Sports at an exercise price of $2.00 per share. Please see "Related Party Transactions -- American Internetwork Sports Company, LLC".

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below for the periods from April 2, 1998 (date of inception) through December 31, 1998, and from January 1, 1999 through July 31, 1999 and the cumulative period from April 2, 1998 (date of inception) through July 31, 1999 are derived from our audited financial statements. The audited balance sheets as of December 31, 1998 and July 31, 1999 and the related statements of operations, stockholder's deficit and cash flows for the periods then ended and the related notes thereto are included elsewhere in this prospectus. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this prospectus.

                                                                                            CUMULATIVE
                                                                                           PERIOD FROM
                                                                                          APRIL 2, 1998
                                             FROM APRIL 2, 1998          FOR THE             (DATE OF
                                             (DATE OF INCEPTION)      SEVEN MONTHS          INCEPTION)
                                                   THROUGH                ENDED              THROUGH
                                              DECEMBER 31, 1998       JULY 31, 1999       JULY 31, 1999
                                             -------------------   -------------------   ----------------
Revenues...................................       $      --             $      --           $      --
Expenses:
  General and administrative(1)............             793               921,530             922,323
                                                  ---------             ---------           ---------
Loss before income taxes...................            (793)             (921,530)           (922,323)
                                                  ---------             ---------           ---------
Benefit from income taxes..................              --                    --                  --
                                                  ---------             ---------           ---------
Net loss...................................       $    (793)            $(921,530)          $(922,323)
                                                  =========             =========           =========
Per share data (basic):
  Net loss per share.......................       $    (.79)            $ (921.53)          $ (922.32)
                                                  =========             =========           =========
Average common shares and common share
  equivalents outstanding..................           1,000                 1,000               1,000
                                                  =========             =========           =========

---------------
(1) Includes approximately $325,000 of costs incurred as of July 31, 1999 in connection with a rights offering abandoned by ZAP.COM in September 1999.

                                                                 AS OF
                                                              DECEMBER 31,       AS OF
                                                                  1998       JULY 31, 1999
                                                              ------------   -------------
Balance sheet data:
Total assets................................................     $   0        $   87,308
  Total liabilities.........................................       783         1,009,621
  Total stockholder's deficit...............................      (783)         (922,313)

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION

OVERVIEW AND RESULTS OF OPERATIONS

     ZAP.COM is a development stage company that intends to develop an Internet network of banners through which it will distribute advertising and e-commerce opportunities. From inception on April 2, 1998 through July 31, 1999, ZAP.COM has operated as a wholly-owned subsidiary of Zapata. During this period, ZAP.COM's operations have consisted primarily of organizational and capital raising activities, research and analysis with respect to the Internet industry, the development of strategic relationships and the creation of its banner. Our limited operating history makes it difficult to evaluate our business and prospects. You must consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies dependent upon the relatively new and rapidly evolving Internet environment. Our risks include, but are not limited to, an evolving and unpredictable business model, proper management of our growth, the completion of our banner, the establishment of strategic relationships, increasing our employee base, building and maintaining the ZAP.COM Network, attracting and retaining customers, and the anticipation and adaption to changes in our market and competitive developments. We cannot assure anyone that we will be successful in addressing these or any other risks, and our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

     As of July 31, 1999 ZAP.COM had generated no revenues and had incurred expenses and a cumulative operating loss of approximately $922,000 from date of inception consisting primarily of payroll, legal, accounting and consulting fees. Of this amount, approximately $325,000 is attributable to the rights offering that ZAP.COM abandoned during September 1999. Since its inception, Zapata has provided ZAP.COM with all of the administrative personnel and services which it has required.

     ZAP.COM does not presently have any source of revenue. ZAP.COM's ability to generate revenue will depend on its ability to contract with Web sites to participate in the ZAP.COM Network and to successfully market its banner to customers. ZAP.COM cannot predict whether Web site publishers will want to join the ZAP.COM Network. If ZAP.COM is unable to attract a sufficient number of Web site publishers to its network, it will not be able to commence sales or generate revenues or sufficient revenues to become profitable. Please see "Risk Factors -- We Have No Present Source of Revenues; To Generate Revenues, We Will Need to Grow Our Network and We Cannot Guarantee That This Will Occur".

     ZAP.COM expects that following the distribution it will significantly increase the levels of its expenditures in connection with the development of a supporting infrastructure and network, the hiring of additional employees and the expansion of its business. Further, during this period, ZAP.COM also anticipates that it will have significant charges against earnings from the consideration to be paid Web site publishers who join the ZAP.COM Network and from stock issued in connection with promotions or other events. Please see "Risk Factors -- We Expect to Incur Significant Expenses For Compensation Paid to Web Site Publishers For Participating In Our Network." ZAP.COM does not currently have any agreement, understanding or arrangement with any Web site publishers to join the network.

     On October 20, 1999, ZAP.COM granted to persons who are ZAP.COM executives or key employees options to purchase up to 578,000 shares of ZAP.COM common stock at $2.00 per share exercise price. In addition, on October 20, 1999 ZAP.COM granted American Internetwork Sports stock warrants for the purchase of up to 2,000,000 shares of ZAP.COM common stock at a $2.00 per share exercise price in consideration for a three year commitment to provide sports related consulting services. These options and warrants will generally vest ratably on an annual basis during the first three years following their issuance and will have five year terms. ZAP.COM will account for these options pursuant to the provisions of APB Option No. 25 "Accounting for Stock Issued to Employees" and will comply with the pro-forma disclosure provisions prescribed by Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation". In management's opinion, the exercise price of the options are equal to or below the fair value of the date of grant and accordingly, no compensation charge will be recorded by the Company. However, ZAP.COM will report a pro-forma compensation cost of approximately $300,000 ratably over the vesting period determined by using an option pricing model prescribed for non-public entities and the following assumptions: the fair value of ZAP.COM's stock at date of grant was $2.00, the expected life of the options is 5 years, and the risk-free interest rate is 6.00%.

     In the case of the warrants granted to American Internetwork Sports, ZAP.COM will record expense in accordance with FASB EITF 96-18. Accordingly, ZAP.COM will record expense based on the then current fair value of the warrants at the end of each reporting period with adjustment of prior period expense to actual expense at each vesting date. Due to the variable nature of this method, ZAP.COM cannot predict the cost that it will ultimately record in connection with these warrants.

     Until ZAP.COM begins to recognize revenue from operations, it will continue to be considered in the development stage. ZAP.COM anticipates that, for the foreseeable future, it will incur substantial operating losses and negative cash flow as it executes its business model and acquires and integrates the necessary technology, systems and supporting infrastructure, increases the number of Web sites participating in its network, develops its brand name and expands its business. The extent of these losses will depend, in part, on the amount and rates of growth in our revenue from advertisers, e-commerce relationships and other customers. As a result, we will need to generate significant revenue if profitability is to be achieved. To the extent that revenue does not grow at anticipated rates or that increases in our operating expenses precede or are not subsequently followed by commensurate increases in revenue, if we are unable to adjust operating expense levels accordingly, our business, results of operations and financial condition will be materially and adversely affected. There can be no assurance that our operating losses will not increase in the future or that we will ever achieve or sustain profitability. See "Risk Factors -- Our Lack Of An Operating History Makes It Difficult To Evaluate Our Business And Prospects" and "-- We Anticipate Significant Losses and Negative Cash Flow for the Foreseeable Future.

     We believe that our revenue will be influenced by seasonal fluctuations because advertisers, who we expect to initially compose most of our customers, generally place fewer advertisements during the first and third calendar quarters of each year. In addition, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. In addition, our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond our control. Please see "We May Fail to Meet Market Expectations Because of Fluctuation In Our Quarterly Operating Results, Which Could Cause Our Stock Price to Decline".

LIQUIDITY AND CAPITAL RESOURCES

     As of July 31, 1999, ZAP.COM had approximately $11,000 in cash or cash equivalents. As of the date of this prospectus ZAP.COM does not have a source of revenues and it does not expect to begin recognizing revenues until the ZAP.COM Network has grown to a size which makes sales commercially feasible. We cannot predict when ZAP.COM will commence sales or begin to recognize revenues. Please see "Risk Factors -- We Have No Present Source of Revenue; To Generate Revenues We Will Need to Grow Our Network and We Cannot Guarantee That This Will Occur."

     Immediately prior to the distribution, Zapata will contribute to ZAP.COM $8,000,000 in cash and will forgive up to $1,000,000 in inter-company debt, the proceeds of which ZAP.COM used in connection with the start-up costs and costs incurred in connection with capital raising activities.

The entire contribution will be allocated to the ZAP.COM common stock held by Zapata. As of October 25, 1999, ZAP.COM had approximately $982,000 in inter-company debt to Zapata. Concurrently with the consummation of the distribution, Malcolm Glazer and Avram Glazer or an entity controlled by them will contribute $1,100,000 in cash as payment for 550,000 shares of ZAP.COM common stock. ZAP.COM expects to use the proceeds from these concurrent offerings to fund development of the ZAP.COM Network and anticipated operating losses and for general corporate purposes. Please see "Use of Proceeds".

     ZAP.COM expects to incur significant negative cash flow from operations for at least the first 12 months following the date of this prospectus. ZAP.COM, however, currently expects that the proceeds from the concurrent offerings will be sufficient to support its growth and operations during at least this 12 month period. However, additional capital could be required in the next 12 months if unexpected costs arise or if we pursue ventures that enhance or accelerate our business development. If additional capital requirements arise, we may need to raise additional funds.

     As part of its business strategy, ZAP.COM plans to make payments of cash, common stock or other securities or a combination of these to Web site publishers who join the ZAP.COM Network. Please see "Business -- Building The ZAP.COM Network". Shortly after the consummation of the distribution, we expect to file a shelf registration statement covering 50,000,000 shares of common stock for these issuances and, if necessary, the public resale of these shares. If Web site publishers are unwilling to accept ZAP.COM common stock, ZAP.COM may need to raise additional funds.

     ZAP.COM cannot guarantee that ZAP.COM will be able to raise sufficient capital if additional funds are necessary, or, if it can, that it will be able to do so on terms that it deems acceptable. In particular, potential investors may be unwilling to invest in ZAP.COM due to Zapata's voting control over ZAP.COM and the significant potential for percentage dilution of a potential investor's percentage ownership in our common stock presented by our business model. Zapata's voting control may be unattractive because it makes it more difficult for a third party to acquire us even if a change of control could benefit our stockholders by providing them with a premium over the then current market price for their shares. Please see "Risk Factors -- Zapata's Control and the Presence of Interlocking Directors and Officers Will Create a Potential Conflict of Interest and Could Prevent a Change of Control". Failure of ZAP.COM to raise funds required to support the growth of its network would have a material adverse effect on ZAP.COM's business and its ability to generate and grow revenues and could result in a complete loss in the value of the distributed ZAP.COM common stock. If we raise additional funds through the issuance of equity, equity-related or debt securities, these securities may have rights, preferences or privileges senior to those of the rights of our common stock holders, who would then experience dilution.

YEAR 2000

     Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

     State of Readiness. The only software and hardware currently employed by ZAP.COM consist of a financial accounting package and two servers, all of which are Year 2000 compliant. ZAP.COM's business, however, will be largely dependent on software and computer technology potentially subject to Year 2000 issues. ZAP.COM plans to assess the Year 2000 readiness of the information technology ("IT") systems that it will be acquiring or that will be employed by third party service providers, including the hardware and software that enable delivery of data and programming to the ZAP.COM Network, and its non-IT systems. Prior to purchasing any hardware or software or engaging a third party, ZAP.COM will assess, with the help of consultants, whether components which it proposes to purchase or which are to be employed by third party service providers will properly recognize dates beyond December 31, 1999. ZAP.COM does not anticipate that any hardware or software that it will purchase or license will have material problems in this regard as it will only purchase or license current versions of hardware and software provided by major vendors. Moreover, ZAP.COM plans to secure appropriate contractual assurances from its software and hardware vendors and third party service providers that their software and hardware solutions are Year 2000 compliant. However, guarantees of Year 2000 compliance may be impossible or too costly to obtain and we may find it necessary to obtain software or hardware which could experience a failure due to Year 2000 issues.

     ZAP.COM Network site participants may also be impacted by Year 2000 complications. Any failure by our network participants to make their sites Year 2000 compliant could result in an inability to deliver programming to the participant's sites. If a material number of network participants experience that trouble, it could have a material adverse effect on ZAP.COM's business and operations.

     Costs. To date, ZAP.COM has not incurred any expenditures in connection with identifying or evaluating Year 2000 compliance issues. ZAP.COM, however, expects to incur less than $10,000 in operating costs associated with time spent by employees in the IT system evaluation process and Year 2000 compliance matters generally. ZAP.COM does not expect these future expenses to be material.

     Risks. ZAP.COM is not currently aware of any Year 2000 compliance problems relating to the IT or non-IT systems which it or third party service providers plan to employ that would have a material adverse effect on its business, prospects, results of operations and financial condition. We cannot guarantee that ZAP.COM will not discover Year 2000 compliance problems in hardware or software that it acquires or that is used by third party service providers which will require substantial revisions or replacements, all of which could be time consuming and expensive. The failure of ZAP.COM to fix or replace third party software, hardware or services on a timely basis could result in lost revenues, increased operating costs, the loss of customers and other business interruptions, any of which could have a material adverse effect on ZAP.COM's business and results of operations and financial condition. Moreover, the failure to adequately address Year 2000 compliance issues in its IT and non-IT systems could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time consuming to defend.

     In addition, there can be no assurance that governmental agencies, utility companies, Internet access companies, third party service providers and others outside ZAP.COM's control will be Year 2000 compliant. The failure by these entities to be Year 2000 compliant could result in a systemic failure beyond the control of ZAP.COM, like a prolonged Internet, telecommunications or electrical failure, which could also prevent ZAP.COM from delivering its services to its customers, decrease the use of the Internet or prevent users from accessing the Web sites of its Web publisher customers, which could have a material adverse effect on ZAP.COM's business, prospects, results of operations and financial condition.

     Contingency Plan. ZAP.COM has not yet developed any Year 2000 contingency plans. The results of ZAP.COM's Year 2000 simulation testing and the responses received from third party vendors and service providers will be taken into account in determining the nature and extent of any contingency plans which it develops. Our failure to develop and implement, if necessary, an appropriate contingency plan could materially adversely affect our business and results of operations.

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                                    BUSINESS

INDUSTRY

     The Internet's rapid growth since its first commercialization in the late 1980's, is expected to continue for the foreseeable future. We believe that the number of Web users will grow from 78 million in the United States and over 159 million Web users world wide in March 1999 to over 132 million in the United States and over 325 million world wide by the end of 2000. In addition, due in part to the Web's open nature, the number of Web sites has been proliferating at a rapid pace. ZAP.COM believes that as of December 1998, the number of Internet domains (.com, .net, .edu and .org) had grown to approximately 4.5 million.

     With the explosion in the number of users and Web sites, the Internet has emerged as a significant communications medium. This has resulted in more and more businesses using the Internet as a sales and distribution channel for commercial activities and as an information resource. To date, commercial applications on the Internet have involved mostly commerce, advertising and direct marketing.

     E-commerce has grown both as a result of the increase in the traffic and the types of products and service being distributed over the Internet. Consumers now trade securities, pay bills and purchase airline tickets and consumer goods over the Internet. ZAP.COM believes that this growth will continue with a projected increase in e-commerce sales from an estimated $3.7 billion in 1998 to $10.0 billion in 2000.

     Dissemination of content, like newspapers, magazines and journals, through the Web has also experienced significant growth because of both the growing popularity of the medium and the attractiveness of Web-based advertising to the customers of content publishers. Web-based advertising provides advertisers with the ability to target their messages to select audiences with specific interests and characteristics and to quickly modify a program's cost effectively in response to information received from dialogue with customers. The Web also allows the measurement of the effectiveness and response rates of advertisements and the tracking of the demographic characteristics of Web users, which tend to have attractive profiles. These valuable tools have not been lost on traditional advertisers, like consumer products companies and automobile manufacturers, who are beginning to use online advertising.

     Internet-based direct marketing has experienced rapid growth. The Internet allows point-of-sale promotions to be targeted to consumers and better evaluated based on the response rate of consumers (e.g., number of leads, number of sales or transactions as a percentage of promotions viewed, etc.). Direct marketers have the opportunity through the Internet to increase consumer response rates and decrease costs-per-transaction by high impact targeting and delivering of their campaigns. This can be much more cost efficient to the direct marketer than traditional mediums. These unique capabilities are expected to continue the growth in Internet advertising. ZAP.COM believes that the dollar value of Internet advertising in the United States will increase from an estimated $2.1 billion in 1998 to $7.1 billion in 2002. This compares to the approximately $163 billion which ZAP.COM believes was spent on direct marketing initiatives in the United States in 1998.

     While the Web offers numerous opportunities, potential advertisers and e-commerce companies face a number of significant challenges to realizing the potential of the Internet for their use. These challenges arise from the fact that there are millions of Web sites (only a fraction of which are of significant size), the significant breadth of content available on the Web and the costs of transacting individually with a number of smaller, but desirable sites in order to reach a larger on-line audience. In addition, small Web sites do not typically maintain the special analytical tools that are necessary to evaluate and optimize the effectiveness of information delivery and to target appropriate users. Many of these Web sites also lack the technology to deliver information to a broad reach of Internet users. Potential advertisers and e-commerce
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companies seek to overcome these challenges by outsourcing their Web site placement needs to media representative firms whose business is to coordinate the sale of the on-line inventory of a number of related or unrelated Web sites.

     Web site publishers face equally daunting challenges in capitalizing on the economic opportunities presented by the Web. Typically, Web site publishers attempt to support, or profit from, their Web sites by selling Internet advertising or other commercial uses of their inventory of Web site space. Many Web site publishers who are too small or lack brand name value to justify an internal sales force or to attract the attention of a media representative firm, however, find this difficult because they do not have the resources necessary to employ, train and manage a sales force or to compete for experienced personnel in this highly competitive environment. Further, many Web site publishers cannot afford, or do not have the ability to operate and maintain, the servers and technology necessary for targeted information delivery. Many Web site publishers are unable to secure advertising from, or to service those persons who purchase on-line inventory. As a result, many Web site publishers seek to outsource sales of their on-line inventory.

     Several business models have evolved to address the challenges faced by both Internet advertisers and e-commerce companies and Web site publishers. These models generally focus on centralizing the point of sale to the Web sites in one entity, which creates synergies for, and streamlines distribution and marketing operations of, participating Web sites and provides for more effective placement of advertising or e-commerce opportunities.

     One business model involves organizations that act as advertising representatives for sites. These firms coordinate and facilitate the distribution of a customer's advertising banner over a large network of third party sites with high brand value, including premium Web sites. Some Internet search and navigational sites as well as Web site publishers who offer a significant amount of content through their sites employ a model, which involves the distribution of advertising banners over a family of Web sites owned by them. Also, Web advertising companies are available which focus on technologies or services that allow companies to track and manage their own advertising campaigns or inventory. Another model which has developed is the "associate program" in which any Web publisher receive a referral fee for purchases originating from the publisher's Web site from a button that hyperlinks to the Web publisher's e-commerce site.

THE ZAP.COM SOLUTION

     ZAP.COM plans to employ a business model that it believes addresses both the challenges faced by advertisers and e-commerce companies who desire to use the Internet and Web site publishers in a unique and effective manner. This model is similar to existing business models in that it involves the creation of a network. It differs in that ZAP.COM plans to acquire, own and have perpetual rights to space on a third party Web sites (subject to payment obligations), while the site's publisher will retain the rights to all other aspects of its Web site.

     ZAP.COM believes that its network structure will provide it with the benefits of both a potentially large and wide reaching company-owned network and the individual creative talents of the participating Web site publishers. ZAP.COM further believes that this network structure will be attractive to Web site publishers because, among other things, they will receive a direct economic benefit while retaining ownership and control of all aspects of their Web site not involving the ZAP.COM banner and have potential to enhance their traffic as a result of belonging to the network.

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BUSINESS STRATEGY

     To implement its business model, ZAP.COM plans to pursue the following key elements:

     Deploy a Multifunctional Banner. ZAP.COM intends to deploy a multifunctional banner that delivers content and advertising banners across the ZAP.COM Network of Web sites.

     Build ZAP.COM Network. In order to reach a substantial audience, ZAP.COM will seek to aggregate a significant number of Web sites for its network. ZAP.COM intends to pursue Web sites that have appealing and diverse content, have a minimum number of unique users and meet other criteria.

     Build Multiple Revenue Streams. ZAP.COM intends to seek revenue from multiple sources, including advertising, commerce and other commercial activities. ZAP.COM intends to achieve its revenue objectives by: (1) generating advertising revenues through the establishment and expansion of a customer base, establishing the ability to target programming to demographically distinct groups, creating a large number of page views on its network by adding to the network a large number of Web sites which have minimum levels of traffic; (2) creating revenue-sharing commerce relationships; and (3) entering into relationships with third-party content providers that pay ZAP.COM for access to its network.

     Establish and Build Brand Loyalty. ZAP.COM intends to promote and advertise ZAP.COM and the ZAP.COM Network brand names, products and services in order to create and increase the awareness of potential customers. ZAP.COM plans to pursue this strategy through a variety of marketing and promotional techniques, which may include advertising on-line and through traditional media, conducting an on-going public relations campaign and developing business alliances and relationships.

     Develop Strategic Relationships. ZAP.COM intends to develop strategic relationships with third parties that will facilitate the execution of its business plan, like a sales organization, a banner space management company, Web site developers, Web site hosts, content providers, e-commerce and traditional businesses and other organizations. While ZAP.COM may develop the ability to render some of these services internally, it also intends to continue developing strategic relationships to assure itself of adequate access to these services for the foreseeable future.

     Create a Superior Economic Model. ZAP.COM believes that the business model which it plans to use has inherent economic advantages over other Web-based networks. The banner rights structure reduces the risk of network participant turnover, maximizes the flexibility of banner use for promotional and commercial activities and creates a potentially favorable cash flow model due to ZAP.COM's right to retain all network generated fees and commissions less a sales commission while alleviating it of the expenses and organizational complexities of operating and supporting a network of participating Web sites. ZAP.COM believes that this strategy will result in a highly scalable business platform, from which it can generate revenues from multiple sources, including advertising, commerce and other commercial activities.

BUILDING THE ZAP.COM NETWORK

     ZAP.COM's goal is to assemble a large network of Web site banners that will become part of the ZAP.COM Network. ZAP.COM will seek to attract these sites to its network primarily through the issuance of equity and if necessary the payment of cash or a combination of equity and cash.

     ZAP.COM intends to take a variety of information into account in developing the price which it will pay for the space to be acquired for third party Web sites. One significant factor that ZAP.COM plans to consider is traffic on third party site. ZAP.COM believes that, in many cases,

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the purchase and sale of Internet companies which host or provide Web site based services are based upon the traffic of those sites.

     To determine the price to pay Web Publishers for joining the ZAP.COM network. ZAP.COM is relying on two sources of information. One source is information Zapata has provided ZAP.COM which it compiled during its previous efforts to enter the Internet market. This information includes prices which various private web sites were willing to be sold. The second source is the trading price of public companies that operate Web sites relative to their reported traffic.

     ZAP.COM's ability to pay Web site publishers for joining the ZAP.COM Network will largely depend upon the development of an orderly trading market in ZAP.COM's common stock. If an orderly trading market does not develop in ZAP.COM's common stock, then Web site publishers may be reluctant to accept stock as payment for joining the ZAP.COM Network and ZAP.COM will have to raise additional capital in order to fund the growth of its network. ZAP.COM cannot guarantee that an orderly trading market will develop in its stock or that, if necessary, it will be able to raise any, or a significant amount of additional capital. Please see "Risk Factors -- It is Difficult to Predict Whether a Market for Our Stock Will Develop, and the Market Price of Our Securities Will Likely Be Volatile," and "-- If We Are Unable to Raise The Necessary Capital in The Future, We May be Unable to Meet Our Future Capital Needs." If either of these events occur, ZAP.COM may be unable to acquire banner rights from Web site publishers and to commence operations. If and when ZAP.COM issues stock in connection with these transactions, the percentage of common stock owned by existing stockholders will experience dilution. Please see "Risk
Factors -- Investors Will Experience Dilution with Future Stock Issuances." These acquisitions will also negatively impact net income due to non-cash charges which ZAP.COM expects to record against earnings following their consummation. Please see "Risk Factors -- We Expect to Incur Significant Expenses For Compensation Paid to Web Site Publishers For Participating in Our Network."

WEB SITE PUBLISHER RECRUITING

     ZAP.COM believes there are a number of Web sites which are viable candidates for the ZAP.COM Network. ZAP.COM believes that as of December 1998, over 4.5 million internet domains existed. Although some highly desirable sites have already entered into network arrangements with third parties which commits their on-line inventory, ZAP.COM believes that many of these arrangements are non-exclusive or are terminable by Web site publishers, making these sites candidates for the ZAP.COM Network.

     ZAP.COM anticipates that the ZAP.COM Network will be attractive to Web site publishers because it may, among other things, allow them to:

     - recognize direct value for their audience without giving up ownership or editorial control of their Web sites other than the space occupied by the ZAP.COM banner.

     - increase the value of their Web sites to potential customers and acquirers as a result of increased traffic through cross-promoting and cross-linking with the ZAP.COM Network; and

     - have the opportunity to participate in ZAP.COM's potential future appreciation if they receive ZAP.COM common stock as part of the consideration for joining the ZAP.COM Network.

     ZAP.COM also believes that its network will be attractive to Web site publishers because many small and medium-sized Web sites do not have, or have limited, internal sales, billing, tracking and reporting capabilities. By joining the network, these sites will not need these capabilities because ZAP.COM will have responsibility for placement and reporting of the use of the banner space.
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     ZAP.COM does not initially intend to recruit or limit participation in its network to any particular type of Web site. In order to be eligible for participation in the ZAP.COM Network, an applicant must, among other things, own and maintain Web sites, which meet minimum unique user requirements and do not, in ZAP.COM's opinion, display objectionable content. ZAP.COM, however, will have sole discretion to determine whether a Web site may participate in its network.

     ZAP.COM expects a significant number of Web site publishers to apply for participation in the ZAP.COM Network. ZAP.COM, however, has been unable to confirm this due to limitations imposed by the confidential nature of this business concept prior to the filing of its initial registration statement. ZAP.COM cannot guarantee you that any Web sites will want to participate in the ZAP.COM Network or that if any do, that a sufficient number would join the ZAP.COM Network so that ZAP.COM can generate revenues, or do so at a level necessary to become profitable or generate a positive cash flow.

PRODUCTS AND SERVICES

     ZAP.COM maintains a home page that links to some of the Internet's most popular Web properties. These links are categorized into interest specific categories like news, sports, entertainment, weather, politics, finance, current events and travel. The ZAP.COM homepage also offers a search capability that is supported by Direct Hit through a standard content provider agreement. As the ZAP.COM Network grows, it will provide access to ZAP.COM's Web properties and the ZAP.COM Network. The homepage is also expected to continue to offer content on the topics of general interest like news, weather and sports. ZAP.COM anticipates entering into standard content provider agreement with iSyndicate, Inc. to support its home page content and functionality.

     As the ZAP.COM Network grows, ZAP.COM plans to divide the participating Web sites into channels that segregate sites according to topic or audience groups. ZAP.COM will also seek to design its network so that customers can benefit from the dynamic matching, targeting and delivering functionality available on the technology which will serve its network. If successful, customers should be able to customize their delivery on the ZAP.COM Network within specific categories of interest, on specific Web sites, or by targeting based on a variety of factors, including user interest, organization type, keyword choice and user geographical location.

     ZAP.COM's main product will initially be its banner, which will be displayed on Web sites participating in the ZAP.COM Network. ZAP.COM plans to display a variety of content on these banners. The content on ZAP.COM's banner may be available in various forms of media, including graphics, animations, sound, text and user prompted interactions and, through box drop-down technology, is expected to offer search capabilities, channel-based content and community features, like chat rooms and e-mail, etc. and display advertisement, e-commerce and other commercial opportunities. The ZAP.COM banner is expected to permit users to click back to the ZAP.COM home page or to another ZAP.COM site or other available services. This will provide numerous access points to the ZAP.COM Network which should enhance the traffic of participating Web sites. ZAP.COM has entered into an arrangement with Auragen Communications to develop the banner. Although a functional prototype has been created, we cannot predict when the final banner will be available or whether we will encounter difficulties in completing final development of the banner. Please see "Risk Factors -- We are in the Process of Designing the Unique Banner We Plan to Use, and It May Be Difficult to Finalize the Banner."

     ZAP.COM will be responsible for of all network banners, including displayed content. Thus, ZAP.COM will have the responsibility for programming and sales and marketing of the banners. Ownership of and responsibility for all other aspects of Web sites participating in the network will continue with the Web site publishers.

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DOMAIN NAME

     Domain names are the user's Internet "addresses." ZAP.COM is currently the registered holder of over 60 Internet domain names, including the following names:

BUYBID.COM
PIXELTIME.COM
ZAPATACORP.COM
EXTREMELEISURE.COM
CHARGED.COM
WORD.COM
DRLOVELADY.COM
PARANOID.COM
JUNKRADIO.COM
CAFETECH.COM
INSTANTWINNER.COM
ZAPTV.COM
ZAPBIZ.COM
WEBSURFCAFE.COM
ZAPCARS.COM
ZAPSPORTS.COM
THEPHANTOMMENACENEWS.COM
PHANTOMMENACENET.COM
TRADEFEDERATION.COM
GALACTICREPUBLIC.COM
ZAPWEATHER.COM
CYBERNETCAFE.COM
CYBERSURFCAFE.COM
EATFOOD.COM
ZAPHOME.COM
ZAP.COM
ZAPGAMES.COM
ZAPNEWS.COM
ZAPSTORE.COM
ZAPLINK.COM
NEWS99.COM
NEWS00.COM
ZAPATANET.COM
BETAZONE.COM
INSTANTNETNAMES.COM
BETACENTER.COM
VIDEOCAFE.COM
GOODAFTERNOON.COM
PHANTOMMENNACENEWS.COM
THEPHANTOMMENACENET.COM
THETRADEFEDERATION.COM
WEBARBARIAN.COM
INTERNETLINKS.COM
CAFESURF.COM
ZAPBUSINESS.COM
INTERNETCOMPANIES.COM
NEWS03.COM
NEWS02.COM
NEWS97.COM
NEWS04.COM
NEWS05.COM
NEWS01.COM
APTSEARCH.COM
1NEWS.COM
MISTERBIG.COM
BETAWORLD.COM
INTERNETNAMES.COM
WWWNAMES.COM
NEWS98.COM
ZAPMARKET.COM
ZAPAUCTION.COM
THEGALACTICREPUBLIC.COM
WEBBARBARIAN.COM

     These domain names can be utilized to create Web sites that will have their own user base and which will function as stand alone Web sites and network members. These sites are expected to support and compliment the content of the ZAP.COM Network sites.

     Third parties have in the past and ZAP.COM expects that third parties will in the future challenge ZAP.COM's right to domain names registered in its name. ZAP.COM cannot guarantee that it will succeed on these claims.

     The allocation and governance of domain names is generally regulated by Internet regulatory bodies like Network Solutions, Inc. These Internet regulatory bodies promulgate rules and regulations regarding domain names, which may change from time to time. The relationship between Internet regulatory bodies, the allocation and governance of domain names and laws protecting trademarks/service marks and similar proprietary rights is unclear and is in flux. The current system for registering, allocating and managing domain names has been the subject of much litigation, including trademark/service mark litigation, unfair competition and dilution litigation. Therefore, we cannot guarantee that ZAP.COM's domain names will not lose their value, or that ZAP.COM will not have to obtain entirely new domain names in addition to or in

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

lieu of its current domain names if reform efforts result in a restructuring in the current system. Therefore, ZAP.COM could lose its domain names or be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our domain names, trademarks/service marks and other proprietary rights.

OPERATING INFRASTRUCTURE AND TECHNOLOGY PLATFORM

     ZAP.COM's business will be supported by a systems platform that is provided and maintained by third parties. As ZAP.COM's technology platform, we have chosen NetGravity's Ad Server technology solution. This platform will enable ZAP.COM to manage its banner space, track page impressions and report on programming performance to network customers. ZAP.COM's banners will be dynamically served by NetGravity through the use of its software which will rotate, change or target existing messages or increase the amount of programming delivered in a given space.

     ZAP.COM currently owns two servers which are currently hosted by Qwest Communications International Corporation. To support the expansion of the ZAP.COM Network and the functionality of the banner, ZAP.COM has contracted with EMC, Inc. to provide the necessary hosting, Internet connectivity and database management services. Any disruption of Internet access provided to ZAP.COM could prevent ZAP.COM from operating or serving its network and could cause ZAP.COM not to honor customer obligations and would harm ZAP.COM's reputation. This would have a significantly adverse affect on prospects, revenues and operating results.

     Our success will depend on the continuing and uninterrupted performance of our systems and those of third parties. Customers may become dissatisfied by any system failures that interrupt our ability to deliver programming, including any failure to provide content, advertisements, e-commerce opportunities, etc. accurately to the targeted audience and without significant delay to the viewer. Sustained or repeated system failure would reduce the attractiveness of our network to potential customers and Web site publishers who are potential Network participants. Slower response time or system failures may also result from straining the capacity of software deployed for our network due to an increase in the volume of programming delivered to our network through its servers. To the extent that we do not effectively address any capacity constraints or system failures, our prospects revenues and operating results would be materially and adversely affected.

     The ZAP.COM Network will depend on Internet service providers, online service providers and the operators of ZAP.COM Network participating Web sites for points of access to the network. Internet service providers have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to ZAP.COM's systems. Moreover, the Internet infrastructure may not be able to support continued growth in its use. Any of these problems could prevent ZAP.COM from operating its network which would have a significant affect on its prospects, revenues and operating results.

SALES, MARKETING AND CUSTOMER SERVICE

     ZAP.COM plans to conduct a marketing program that is aimed at attracting and retaining customers who use its network for advertising, e-commerce and other commercial activities. ZAP.COM plans to use on-line and traditional print media in conducting these programs. ZAP.COM will also explore co-marketing agreements, where links to the ZAP.COM home page will be featured on Web sites which are not a part of the ZAP.COM Network.

     ZAP.COM plans to use a third party service provider to solicit potential advertising customers. We have selected CKG Media.Com, Inc. d/b/a Phase2Media to act as our exclusive sales agent in the solicitation of advertising sales for the ZAP.COM Network. We are currently negotiating a contract with Phase2Media and expect to enter into the agreement shortly after the
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

consummation of the distribution, although we cannot guarantee that this will occur. Under those circumstances, ZAP.COM will be required to locate a new sales agency and negotiate an acceptable arrangement.

     ZAP.COM believes that its ability to establish and maintain long-term relationships with its customers and to encourage repeat use of its network by customers will depend, in part, on the strength of its support and service operations and staff. Furthermore, ZAP.COM believes that frequent communication with and feedback from its customers and participating Web site publishers will allow it to continually improve its network and services. ZAP.COM plans to offer an e-mail address to enable its constituents to request information and to encourage feedback and suggestions.

STRATEGIC PARTNERSHIPS & RELATIONSHIPS

     ZAP.COM anticipates entering into a number of strategic relationships and partnerships with third parties. ZAP.COM has already developed a number of informal strategic relationships with advertisement agencies, Web site developers, Web site content managers, site hosts and other persons whose services are necessary to develop and implement its business strategy. As of the date of this prospectus, we have contracted with Auragen Communications, Netgravity and EMC. While ZAP.COM may develop the ability to render all of these outsourced services internally, ZAP.COM intends to continue developing strategic relationships and partnerships so that it can have adequate access to those services for the foreseeable future.

EMPLOYEES

     Effective upon the consummation of the distribution, ZAP.COM will have six employees. Two employees, Avram Glazer, our President and CEO, and Leonard DiSalvo, VP-Finance and Chief Financial Officer, currently devote a portion of their business time and attention to Zapata and a portion to ZAP.COM. This arrangement will also continue after the consummation of the distribution. Following the distribution, we expect to hire additional employees to assist in the operation of our business. Although the competition for skilled employees in the Internet industry is intense, ZAP.COM does not now foresee problems in hiring qualified employees to meet its needs.

     Our senior management does not possess experience in acquiring or managing an Internet network business. Therefore, ZAP.COM has relied, and expects to continue to rely, on consultants, service organizations and other professionals with Internet expertise and experience to assist it in executing its business model. ZAP.COM will compensate those consultants, service organizations and other professionals at competitive rates and presently there is no way to estimate the term of their service.

INTELLECTUAL PROPERTY

     ZAP.COM regards its service marks, trademarks, trade dress, trade secrets and other intellectual property as critical to its success, and will rely on trademark law, patent law, trade secret protection and confidentiality and/or license agreements with its employees, customers, participating Web site publishers and others to protect its proprietary rights. A provisional patent application has been filed with the United States Patent and Trademark Office for a business process patent which is directed to a unique Internet-based commerce method and system underlying the business model which ZAP.COM plans to use. A provisional patent application is a type of application under which a patent will not issue, but which provides a priority date for a regular patent application that is filed within a one year period following the filing of the provisional patent application. ZAP.COM has also filed applications seeking registration of its trademarks and service marks in the United States, including ZAP.COM, ZAP.COM Network,

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ZAP.COM -- The Next Network, and UltraBanner. ZAP.COM plans to file additional trademark and service marks applications in the future as it adopts and uses additional marks.

     ZAP.COM cannot guarantee that any patent applications or trademark registrations will be approved. Even if they are approved, these patents or trademarks might be successfully challenged or invalidated by others. ZAP.COM also does not know if its current or future applications will be issued with the scope of claims it seeks. If a patent is issued on our pending application, it is possible that:

     - if there are variations in the application of the business model claimed in the patent to the products and services we offer in the future, the patent, if issued, may not be effective in preventing one or more third parties from utilizing a copycat business model to offer the same product or service in one or more categories; and

     - a competitor may develop and utilize a business model that appears similar to the system described in our patent application, but which has sufficient distinctions that it does not fall within the scope of any patent which may arise from that application.

     In the future we intend to file applications in appropriate foreign jurisdictions for trademarks/ service marks that we adopt. Effective trademark, service mark, and trade secret protection may not be available in every country in which ZAP.COM's products and services are made available electronically.

     We also generally enter into confidentiality agreements with our employees, consultants and corporate partners to control access to and distribution of proprietary information. We cannot guarantee that any of these persons will observe their confidentiality obligations or will not attempt to disclose, obtain or misappropriate ZAP.COM solutions or technologies.

     ZAP.COM may license to third parties in the future some of its proprietary rights, like trademarks/service marks. While ZAP.COM will attempt to ensure that the quality of its brands are maintained by those licensees, licensees may take actions that materially adversely affect the value of ZAP.COM's proprietary rights or reputation. We cannot guarantee you that the steps taken by ZAP.COM to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate ZAP.COM's trademarks, trade dress and other proprietary rights.

     Each contract that ZAP.COM will have with Web site publishers who participate in the ZAP.COM Network will entitle ZAP.COM to receive data derived from user activity on the publisher's Web sites. This information will be collected and analyzed for targeting advertising, e-commerce and direct marketing programs and predicting performance of these programs. Although ZAP.COM believes it has rights to use this information in its database, trade secret, copyright or other protections may not be available for this information.

     On August 17, 1998, LFG, Inc. d/b/a Zap Futures commenced an action against Zapata and another of its wholly-owned subsidiaries, Zap Corporation, in the United States District Court for the Northern District of Illinois. LFG alleged that Zapata and Zap were guilty of trademark infringement, trademark dilution and unfair competition under the federal Lanham Act and various Illinois statutes. The action arose out of the use by Zapata and Zap of the Zap trade name and the Internet domain name "ZAP.COM" for its Internet Web site and its linking of that Web site to other Web sites owned by LFG competitors. LFG uses the domain name "zapfutures.com" for its Web site. LFG sought injunctive relief, unspecified compensatory damages, punitive damages and an award of attorneys' fees. The parties reached settlement of this action on April 9, 1999. Under the settlement, Zapata is obligated to provide two years of advertising and listing to ZAP Futures on any Web pages within its proprietary Web sites which lists financial information sources or futures traders. ZAP.COM plans to make any propriety Web page meeting these requirements and which it establishes available to the plaintiff to fulfill this obligation on behalf of Zapata and Zap Corporation. In addition, LFG has agreed not to sue or otherwise oppose the use by Zapata

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

or its subsidiaries and successors and assigns of the use of the Zap mark in connection with specified activities, including the use of the Zap mark in connection with our network.

     ZAP.COM may be a party to legal proceedings and claims from time to time in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by ZAP.COM and its licensees. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. Even if ZAP.COM prevails, this litigation could materially and adversely affect its operating results and financial condition. Any claims of litigation from third parties may also result in limitations on ZAP.COM's ability to use the intellectual property unless ZAP.COM enters into arrangements with third parties responsible for these claims or litigation, which may be unavailable on commercially reasonable terms.

COMPETITION

     The market for Internet advertising, e-commerce opportunities and other commercial uses of the Internet as well as the market for Web site publishers who are candidates for network opportunities are new and rapidly evolving, and competition is expected to increase significantly in these markets. Barriers to entry are relatively insubstantial. Competition may also increase as a result of industry consolidation. ZAP.COM believes that the principal competitive factors for companies seeking to create a network on the Internet are critical mass, functionality, brand name, Web site participation in the network, loyalty, broad demographic profile and strategic relationships.

     ZAP.COM believes that its ability to compete depends on many factors both within and beyond its control, including the following:

     - the timing and market acceptance of the business model that ZAP.COM plans to use;

     - the ability to recruit high quality Web sites with required levels of traffic to the ZAP.COM Network;

     - the effectiveness of the ZAP.COM Network in terms of viewer traffic and reach and targeting and measuring programming to the network;

     - the number and types of strategic relationships established by ZAP.COM, including e-commerce partnerships;

     - sales and marketing efforts;

     - customer service and support efforts;

     - the ease of use, performance, price and reliability of solutions developed by ZAP.COM or its competitions

     ZAP.COM will compete with current and future suppliers of Internet navigational, Web search engine companies and information services, high-traffic Web sites and Internet service providers. These competitors include free information, search and content sites or services, like America Online, CNET, CNN/Time Warner, Excite@Home, Infoseek, Lycos, Microsoft, Yahoo! and Disney. ZAP.COM will also compete with traditional forms of media like newspapers, magazines, radio and television, for advertisers and advertising revenues. Several companies offer competitive products or services through Web advertising networks, including those that focus on the traditional CPM model, such as DoubleClick, 24/7 Media and Flycast Communications, and those use a performance based model, such as TeknoSurf and ClickAgents ZAP.COM's business may also encounter competition from providers of advertising inventory management products and related services, including NetGravity, Accipiter Adforce and Valueclick.

     ZAP.COM believes that this competition could have a significant and adverse impact on prices and terms of e-commerce relationships. The nature and number of ZAP.COM's

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

competitors is expected to increase and change as ZAP.COM expands the scope of its services and product offerings.

     Many of ZAP.COM's potential competitors, including Web directories and search engines and large traditional media companies, have operating histories in the Web industry, established brand names and customer relationships and significantly greater financial, technical and marketing resources than ZAP.COM. Those competitors are able to adopt more aggressive pricing policies and make more attractive offers to potential employees, distribution partners, commerce companies, advertisers, third-party content providers and Web site publishers. They may also be able to respond more quickly than ZAP.COM can to new or emerging technologies or changes in customer requirements. We cannot guarantee you that potential ZAP.COM Network customers will not view our competitors as being more desirable for the distribution of their information over the Web. In addition, ZAP.COM's potential customers and strategic partners may have established collaborative relationships with one or more ZAP.COM competitors or potential competitors, and high-traffic Web sites. Accordingly, we cannot guarantee you that ZAP.COM will be able to grow its network, traffic levels and customer base, or that competitors will not experience greater growth in traffic than ZAP.COM as a result of those relationships which could have the effect of making their networks and Web sites more attractive to advertisers, or that ZAP.COM's future strategic partners will not sever or will elect not to renew their agreements with ZAP.COM. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share. We do not know whether ZAP.COM will be able to compete successfully and competitive pressures may have a material adverse effect on ZAP.COM's prospects and revenues.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

     There is an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Recently, the United States Congress enacted Internet legislation regarding children's privacy, copyrights and taxation. Other laws or regulations may be adopted with respect to online content regulation, user privacy, pricing, taxation and quality of products and services. Any new legislation or regulation, or the application or interpretation of existing laws, may decrease the growth in the use of the Internet, which could in turn decrease the demand for ZAP.COM's service, increase ZAP.COM's cost of doing business or otherwise have a material adverse effect on ZAP.COM's prospects and revenues.

     Liability For Information Retrieved From ZAP.COM Participating Web Sites and From Other Internet Sites. Content may be accessed on Web sites participating in the ZAP.COM Network or on other Internet sites that are linked to the ZAP.COM Network. This content may be downloaded by users and subsequently transmitted to others over the Internet. By providing those links, ZAP.COM is exposed to claims that it is liable for wrongful actions by the owners of these sites. Claims of this nature have been brought, sometimes successfully, against providers of Internet services. ZAP.COM could also be exposed to liability with respect to third-party content that may be posted by users in chat rooms or bulletin boards which may be offered by Web site participants in the ZAP.COM Network or which are otherwise linked to the ZAP.COM Network. Also, there may be claims, alleging that ZAP.COM, by directly or indirectly providing links to other web sites, is liable for copyright or trademark infringement or the wrongful actions of third parties through their respective Web sites. The Digital Millennium Copyright Act of 1998 established limited liability for online copyright infringement by online service providers for listing or linking to third party Web sites that include copyright-infringing materials.

     ZAP.COM's general liability insurance may not cover all potential claims to which ZAP.COM is exposed and may not be adequate to indemnify ZAP.COM for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could result in significant expense and cash demands which would adversely affect operating results and financial condition. Even to the extent that these claims do not result in liability to
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

ZAP.COM, ZAP.COM could incur significant costs in investigating and defending against these claims which would also adversely affect operating results and financial condition.

     Online Content Regulations. Several federal and state statutes prohibit the transmission of indecent, obscene or offensive content over the Internet to particular groups of persons. In addition, pending legislation seeks to ban Internet gambling and federal and state officials have taken action against businesses that operate Internet gambling activities. The enforcement of these statutes and initiatives, and any future enforcement activities, statutes and initiatives, may result in limitations on the type of content and advertisements available on Web sites that participate in the ZAP.COM Network. To the extent that one or more network participants is adversely affected by such legislation and regulations, this could have a material adverse effect on ZAP.COM's attractiveness to customers and could adversely affect revenues and operating results. Further, legislation regulating online content could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as an advertising and electronic commerce medium, which could adversely affect and impede the growth of our revenues.

     Privacy Concerns. The Children's Online Privacy Protection Act of 1998 makes it unlawful for an operator of a Web site or online service directed to children under 13 to collect, use or distribute personal information from a child under 13 in a manner which violates regulations to be proscribed by the Federal Trade Commission. The FTC is in the process of issuing final regulations, which concern the scope of the Act's parental consent requirements.

     The FTC is also considering adopting regulations regarding the collection and use of personal identifying information obtained from individuals when accessing web sites. Further, the FTC has begun investigations into the privacy practices of companies that collect information on the Internet. One investigation resulted in a consent decree in which an Internet company agreed to establish programs to implement the principles contemplated in the FTC regulations that are under consideration. The FTC may conduct a similar investigation of Web site publishers participating in the ZAP.COM Network or ZAP.COM, or the FTC's regulatory and enforcement efforts may adversely affect the ability of Web sites participating in the ZAP.COM Network from collecting and providing us with demographic and personal information from users. This could have an adverse effect on ZAP.COM's ability to provide highly targeted opportunities to our customers. Any of these developments would have a material adverse effect on ZAP.COM's revenues and growth prospects.

     It is also possible that cookies, or information keyed to a specific server, file pathway or directory location that is stored on a user's hard drive, possibly without the user's knowledge, which are used to track demographic information and to target advertising, may become regulated by laws limiting or prohibiting their use. The passage of laws limiting or abolishing the use of cookies has been advocated by a number of authorities in the United States and other countries. Limitations on or elimination of the use of cookies by Web site publishers participating in the ZAP.COM Network or ZAP.COM could limit the effectiveness of ZAP.COM's targeting of advertising and other programming delivered to its network. This could have a material adverse effect on ZAP.COM's revenues and growth prospects.

     The European Union recently enacted its own privacy regulations that may result in limits on the collection and use of user information. The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. ZAP.COM cannot be sure that violations of local laws or new laws will not be alleged by one or more governments, ZAP.COM will not violate those laws or laws will not be modified or ones enacted in the future. Any of these events could materially adversely effect our revenues and growth prospects.

     Internet Taxation. A number of legislative proposals have been made at the federal, state and local level, and by various foreign governments, that would impose additional taxes on the sale of goods and services over the Internet and some states have taken measures to tax Internet-related activities. Although Congress recently placed a three-year moratorium on state and local taxes on Internet access or on discriminatory taxes on electronic commerce, existing state or local laws were expressly excepted from this moratorium. Further, once this moratorium is lifted, some type of federal and/or state taxes may be imposed upon Internet commerce. This legislation, or other attempts at regulating commerce over the Internet, may substantially impede the growth of commerce on the Internet and, as a result, adversely affect ZAP.COM's opportunity to derive financial benefit from those activities.

     Jurisdictions. It is possible that, although transmissions by ZAP.COM over the Internet originate primarily in New York, the governments of other states and foreign countries might attempt to regulate ZAP.COM's transmissions or prosecute ZAP.COM for violations of their laws. These laws may be modified, or new laws enacted, in the future. Any of these developments could have a material adverse effect on ZAP.COM's prospects, operating results and financial condition. In addition, as ZAP.COM expects its service to be available over the Internet in multiple states and foreign countries, these jurisdictions may claim that ZAP.COM is required to qualify to do business as a foreign corporation in each of these states or foreign countries. As of the date of this prospectus, ZAP.COM is not qualified to do business in any state other than New York, and failure by ZAP.COM to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject ZAP.COM to taxes and penalties and could result in the inability of ZAP.COM to enforce contracts in these jurisdictions. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to ZAP.COM's business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on ZAP.COM's prospects, operating results and financial condition.

LEGAL PROCEEDINGS

     Since the date of its organization through the date of this Prospectus, ZAP.COM has not been involved in any legal proceedings. Zapata and another of its wholly-owned subsidiaries, Zap Corporation, however have been sued for use of the Zap tradename and the ZAP.COM domain in connection with Web sites providing financial information. This suit has been settled. Please see "Business -- Intellectual Property." We cannot guarantee you that ZAP.COM will not in the future be involved in litigation incidental to the conduct of its business.

FACILITIES

     ZAP.COM's headquarters are located in Rochester, New York, in space subleased to it by Zapata. Under the sublease arrangement, annual rental payments are allocated on a cost basis. ZAP.COM expects to expand its facilities as its operations grow. ZAP.COM believes that additional space will be available on commercially acceptable terms.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth information concerning executive officers and key employees of ZAP.COM immediately following completion of the distribution:

NAME                                   AGE                           POSITION
----                                   ---                           --------
Avram A. Glazer......................  39     President, Chief Executive Officer and Chairman of
                                              the Board
Leonard DiSalvo......................  41     Vice President -- Finance and Chief Financial Officer
Marisa Bowe..........................  40     Vice President -- Network Content
Gordon E. Forth......................  38     Secretary
Gaetano Guglielmino..................  30     Director of Marketing and Sales

     Avram A. Glazer, age 39, has served as the sole director and President and Chief Executive Officer of ZAP.COM since its formation in April 1998. Mr. Glazer also serves as Zapata's President and Chief Executive Officer. He has held these positions since 1995. For more than five years prior to becoming Zapata's President and Chief Executive Officer, Mr. Glazer was employed by, and worked on behalf of, Malcolm I. Glazer and a number of entities owned and controlled by Malcolm I. Glazer. He also serves as a director of Zapata, Specialty Equipment Companies, Inc. (a food equipment manufacturer) and Viskase Corporation (f/k/a Envirodyne Corporation) (a food packaging company) and is chairman of the board and a director of Omega Protein Corporation (a marine protein company).

     Leonard DiSalvo, age 41, has served as ZAP.COM's Vice President-Finance and Chief Financial Officer since April 1999. Mr. DiSalvo also serves as Zapata's Vice President -- Finance and Chief Financial Officer, a position he has held since joining Zapata in September 1998. Mr. DiSalvo has 18 years of experience in the areas of finance and accounting. For the past two years, Mr. DiSalvo served as a finance manager for Canandaigua Brands, Inc., a national manufacturer and distributor of wine, spirits and beer. Prior to that position, Mr. DiSalvo held various management positions in the areas of finance and accounting in the Contact Lens Division of Bausch & Lomb Incorporated. Mr. DiSalvo received his B.S. from St. John Fisher College and is a Certified Public Accountant.

     Marisa Bowe, age 40, has served as ZAP.COM's Vice President -- Network Content since April 1999. Ms. Bowe is the founding Editor-in-Chief and Publisher of Word, which is Zapata's Web-based magazine, where she has been employed since February 1995. Before becoming Editor of Word, Ms. Bowe was Conference Manager of the Echo virtual community in New York City for approximately one year. Prior to joining the Echo virtual community, Ms. Bowe was a freelance writer and television producer for three years. Ms. Bowe is a member of the Advisory Committee of the Web Development Fund and a member of the Silicon Alley Reporter's "Silicon Alley 100" list.

     Gordon E. Forth, age 38, has served as ZAP.COM's Corporate Secretary since April 1999. Mr. Forth also serves as Zapata's corporate secretary. Mr. Forth is a partner of Woods, Oviatt, Gilman, Sturman & Clarke LLP, a Rochester, New York based law firm which provides legal services to both Zapata and ZAP.COM. Mr. Forth has practiced law at the Woods, Oviatt firm since 1987. Mr. Forth received his B.A. from Hope College and his law degree and M.B.A. from Vanderbilt University.

     Gaetano Guglielmino, age 30, has served as ZAP.COM's Director of Marketing and Sales since June 1999. From January 1998 until joining ZAP.COM, Mr. Guglielmino was employed by Bausch & Lomb Incorporated, where he was the Strategy Manager -- Disposable Contact Lenses for the Vision Care Division. From 1994 until 1998, Mr. Guglielmino served as the Business Manager for Bausch & Lomb's Thin Film Technology Division. Mr. Guglielmino received his B.S. and M.B.A. from Rochester Institute of Technology.

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

BOARD OF DIRECTORS AND BOARD COMMITTEES

     The authorized number of directors of ZAP.COM is presently fixed at one. Avram Glazer is the sole director. Mr. Glazer anticipates expanding the board to three or more directors following the distribution.

     Upon expansion of the size of the board to three or more directors, the by-laws require that two standing committees of the board of directors be activated: the audit committee and the compensation committee, each comprised of two or more directors. The members of these committees will be appointed following the expansion of the board to three or more directors.

     The primary purpose of the audit committee will be to (1) select the firm of independent accountants that will audit ZAP.COM's financial statements, (2) discuss the scope and the results of the audit with the accountants and (3) review ZAP.COM's financial accounting and reporting principles. The audit committee will also examine and discuss the adequacy of ZAP.COM's financial controls with the independent accountants and with management.

     The functions of the compensation committee will be to review, approve and recommend to the board of directors the terms and conditions of incentive bonus plans applicable to corporate officers and key management personnel, to review and approve the annual salary of the chief executive officer, and to administer ZAP.COM's 1999 Incentive Plan.

DIRECTOR COMPENSATION

     Each director who is not an employee of ZAP.COM will be compensated at a set dollar amount to be determined for serving as a director. In addition, each new non-employee director will, upon joining the board, be granted options under the 1999 Long Term Incentive Plan to purchase shares of ZAP.COM common stock at the fair market value for the shares. These options will vest ratably over three years from the date of the grant. Please see "1999 Long-term Incentive Plan". There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other persons under which that person was selected to serve as a director or officer.

EXECUTIVE COMPENSATION

     ZAP.COM presently has no employment agreements with its officers or other key employees. Upon completion of the distribution, the compensation of ZAP.COM's executives who are also employed by Zapata will be paid by Zapata and a portion of that cost will be allocated to ZAP.COM under the services agreement to be entered into by Zapata and ZAP.COM. Please see "Related Party
Transactions -- Services Agreement". ZAP.COM will then reimburse Zapata for those costs. The costs will be based upon an estimate of the amount of time devoted by those employees to the operation and affairs of each corporation.

1999 LONG-TERM INCENTIVE PLAN

     The 1999 Long-Term Incentive Plan, was approved by ZAP.COM's board and Zapata as ZAP.COM's sole stockholder in April 1999 and amended in October 1999. Pursuant to the plan, awards may be made to existing and future officers, other employees, consultants and directors of ZAP.COM from time to time. The 1999 Incentive Plan is intended to promote the long-term financial interests and growth of ZAP.COM by providing employees, officers, directors and consultants of ZAP.COM with appropriate incentives and rewards to enter into and continue in the employ of, or their relationship with, the company and to acquire a proprietary interest in the long-term success of the company; and to reward the performance of individual officers, other employees, consultants and directors in fulfilling their responsibilities for long-range achievements.

     ZAP.COM's board, or upon formation, the compensation committee (both of which are referred to below as the "committee"), will make recommendations for grants under the 1999 Incentive Plan from among those eligible persons who hold positions of responsibility and whose performance, in the judgment of the committee, has a significant effect on ZAP.COM's success. Under the 1999 Incentive Plan 3,000,000 shares of common stock are available for awards. The 1999 Incentive Plan provides for the grant of any or all of the following types of awards: stock options, stock appreciation rights, stock awards and cash awards. Stock options may be incentive stock options that comply with Section 422 of the Code. The allocation of awards under the 1999 Incentive Plan is not currently determinable as the allocation is dependent upon future decisions to be made by the committee in its sole discretion, and the applicable provisions of the 1999 Incentive Plan.

     The exercise price of any stock option may, at the discretion of the committee, be paid in cash or by surrendering shares or another award under the 1999 Incentive Plan, valued at fair market value on the date of exercise or any combination of cash or stock. Vesting conditions for a stock option will be specified by the committee and set forth in the applicable option agreement. Vesting conditions may include, without limitation, provision for acceleration in the case of a change-in-control of ZAP.COM.

     Stock appreciation rights are rights to receive, without payment to ZAP.COM, cash or shares of ZAP.COM common stock with a value determined by reference to the difference between the exercise or strike price of the stock appreciation rights and the fair market value or other specified valuation of the shares at the time of exercise. Stock appreciation rights may be granted in tandem with stock options or separately.

     Stock awards may consist of shares of ZAP.COM common stock or be denominated in units of shares of common stock. The committee may establish conditions for stock awards, including service, vesting conditions and performance conditions, including, without limitation, performance conditions based on achievement of specific business objectives, increases in specified indices and attaining specified growth measures or rates. A stock award may provide for voting rights and dividend equivalent rights.

     The committee may specify conditions for cash awards, including service conditions and performance conditions.

     Payment of awards may be made in cash or shares or combinations of the two, as determined by the committee. An award may provide for the granting or issuance of additional, replacement or alternative awards upon the occurrence of specified events, including the exercise of the original award.

     An award may provide for a tax gross-up payment to a participant if a change in control of ZAP.COM results in the participant owing an excise tax or other tax above the rate ordinarily applicable, due to the parachute tax provisions of Section 280G of the Code or otherwise. The gross-up payment would be in an amount so that the net amount received by the participant, after paying the increased tax and any additional taxes on the additional amount, would be equal to that receivable by the participant if the increased tax were not applicable.

     Under the 1999 Incentive Plan, in April, 1999, ZAP.COM granted options to purchase shares at an exercise price of $5.00 per share to the following persons for the indicated number of shares: Mr. A. Glazer -- 365,000; Mr.
DiSalvo -- 100,000; Ms. Bowe -- 60,000; Mr. Forth -- 10,000; and other key employees to be designated -- 200,000. In June 1999, ZAP.COM granted options to Mr. Guglielmino to purchase 20,000 shares at an exercise price of $5.00 per share. All of these grants were made contingent upon the successful completion of a previously planned rights offering. ZAP.COM abandoned the rights offering in September 1999, thereby terminating these options. On October 20, 1999, the ZAP.COM Board approved the same amounts of options under the 1999 Incentive Plan to the same persons, (except that options for 23,000 shares were granted to other key persons rather than 200,000 shares), but at an exercise price of $2.00 per share. The options will become effective only after the successful completion of the distribution. All of these options will generally vest ratably on an annual basis over the three year period following the grant and are for a term of five years.

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

                           RELATED PARTY TRANSACTIONS

  Zapata Corporation

     Prior to the distribution, Zapata has provided ZAP.COM with administrative and management services, including payroll, consulting and legal, Zapata billed ZAP.COM for these services on cost basis. These services totaled approximately $227,000 from inception through July 31, 1999. The costs of these services were directly charged and/or allocated using methods that ZAP.COM's management believe were reasonable.

     On October 20, 1999, Zapata and ZAP.COM entered into a number of agreements for the purpose of defining their continuing relationship. These agreements are summarized below. Each of these agreements were negotiated in the context of a parent-subsidiary relationship and, therefore, were not the result of negotiations between independent parties with separate representation. Thus we cannot guarantee you that each of these agreements or the related transactions are on as favorable terms as could have been obtained from unaffiliated third parties.

     Investment and Distribution Agreement. Under the investment and distribution agreement, Zapata will contribute $9,000,000 to ZAP.COM. The contribution will be made simultaneously with the consummation of the distribution and consist of $8,000,000 in cash and the forgiveness of up to $1,000,000 in inter-company debt. The entire contribution will be allocated to Zapata's common stock investment. The investment and distribution agreement further requires, among other things, Zapata to make the distribution of ZAP.COM common stock described in this prospectus.

     The investment and distribution agreement provides that Zapata and ZAP.COM will indemnify each other with respect to any future losses that might arise from the distribution, as a result of any untrue statement or alleged untrue statement in any distribution document or the omission or alleged omission to state a material fact in any distribution document (1) in ZAP.COM's case except to the extent the statement was based on information provided by Zapata and (2) in Zapata's case, only to the extent the loss relates to information supplied by Zapata.

     Services Agreement. The services agreement provides that Zapata will provide to ZAP.COM management and administrative services, as well as the use of designated office space and facilities. The administrative services to be provided by Zapata, through its employees, include financial reporting, accounting, auditing, tax, office services, payroll and human resources as well as the management consulting services. ZAP.COM will pay Zapata for these services at the estimated cost of providing those services. The services agreement shall continue until terminated by either party upon 120 days' notice.

     Tax Sharing and Indemnity Agreement. The tax sharing and indemnity agreement defines the parties' rights and obligations with respect to the filing of returns, payments, deficiencies and refunds of federal, state and other income, franchise or other taxes relating to ZAP.COM's business for periods prior to and including the date on which ZAP.COM ceases to be a member of Zapata's consolidated tax group and with respect to tax attributes of ZAP.COM after it is no longer a member of Zapata's consolidated tax group. For periods ending on or before the last day of the taxable year in which ZAP.COM ceases to be a part of Zapata's consolidated tax group, Zapata is responsible for;

     - filing both consolidated federal tax returns for the Zapata affiliated group and combined or consolidated state tax returns for any group that includes a member of the Zapata affiliated group, including, in each case, ZAP.COM for the relevant periods of time that ZAP.COM was a member of the applicable group, and

     - paying the taxes relating to those returns (including any subsequent adjustments resulting from the redetermination of those tax liabilities by the applicable taxing authorities).

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

ZAP.COM is responsible for reimbursing Zapata for its share of those taxes, if any. ZAP.COM is also responsible for filing returns and paying taxes relating to it for periods that begin before and end after ZAP.COM ceases to be a part of Zapata's consolidated tax group. This agreement is intended to allocate the tax liability between Zapata and ZAP.COM as if they were separate taxable entities. Zapata and ZAP.COM have also agreed to cooperate with each other and to share information in preparing those tax returns and in dealing with other tax matters.

     Registration Rights Agreement. Under the registration rights agreement between ZAP.COM and Zapata ZAP.COM grant rights to Zapata with respect to the registration under the Securities Act of the shares of ZAP.COM common stock owned by Zapata at the consummation of the distribution. The registration rights agreement entitles Zapata to demand ZAP.COM, not more than once in any 365 day period and on not more than three occasions after Zapata no longer owns a majority of the voting power of the outstanding capital stock of ZAP.COM, to file a registration statement under the Securities Act covering the registration of ZAP.COM common stock held by Zapata, including in connection with an offering by Zapata of its securities that are exchangeable for its common stock. Zapata's demand registration rights contain various limitations, including that the registration cover a number of shares of ZAP.COM common stock held by Zapata having a fair market value of at least $5.0 million at the time of the request for registration and that ZAP.COM may be able to temporarily defer a demand registration to the extent it conflicts with another public offering of securities by ZAP.COM or would require ZAP.COM to disclose material non-public information. Zapata may also require ZAP.COM to include ZAP.COM common stock held by Zapata in a registration by ZAP.COM of its securities so long as specified conditions are satisfied. The underwriters for the offering, however, may limit or exclude ZAP.COM common stock held by Zapata from the offering.

     ZAP.COM and Zapata will share equally the out-of-pocket fees and expenses of a demand registration and Zapata will pay its pro rata share of underwriting discounts, commissions and related selling expenses. ZAP.COM will pay all expenses associated with a piggyback registration, except that Zapata will pay its pro rata share of the selling expenses. The registration rights agreement contains indemnification and contribution provisions

     - by Zapata for the benefit of ZAP.COM and related persons, as well as any potential underwriter, and

     - by ZAP.COM for the benefit of Zapata and related persons, as well as any potential underwriter.

     Zapata's demand registration rights will terminate on the date that Zapata owns, on a fully converted or exercised basis with respect to the securities held by Zapata, common stock representing less than 10% of the then issued and outstanding voting stock of ZAP.COM. Zapata's piggyback registration rights will terminate when it is able to sell all of its ZAP.COM common stock, including all common stock available upon exercise of all conversion and subscription privileges, under Rule 144 within a three month period. Zapata may transfer its registration rights to any transferee from it of common stock that represents, on a fully converted or exercised basis, at least 20% of the then issued and outstanding voting stock of ZAP.COM at the time of transfer; provided, however, that the transferee will be limited to

     - two demand registrations if the transfer conveys less than a majority but more than 30%, and

     - one demand registration if the transfer conveys 30% or less of the then issued and outstanding voting stock of ZAP.COM.

  Glazer Investment

     Simultaneously with the consummation of the distribution, Malcolm Glazer and Avram Glazer will contribute to ZAP.COM $1,100,000 in cash in exchange for 550,000 shares of ZAP.COM common stock.

  American Internetwork Sports Company, LLC

     On October 20, 1999 American Internetwork Sports Company, LLC and ZAP.COM entered into a consulting Agreement which requires American Internetwork Sports to provide ZAP.COM during a three year term with corporate, business and marketing advice on sports related aspects of ZAP.COM's business, including sports related content, e-commerce opportunities, strategic alliances and Web sites who are candidates for the ZAP.COM Network. American Internetwork Sports is owned and controlled by Avram Glazer's siblings Kevin Glazer, Bryan Glazer, Joel Glazer, Darcie Glazer and Edward Glazer. Bryan Glazer, Joel Glazer and Edward Glazer all serve as Executive Vice Presidents of the Tampa Bay Buccaneers, which is a member of the NFL.

     In exchange for these services, ZAP.COM and American Internetwork Sports entered into a warrant agreement which provides for the issuance of warrants to purchase of up to 2,000,000 shares of ZAP.COM common stock at an exercise price of $2.00 per share. These warrants will become exercisable on a cumulative basis in equal one-third amounts on each of the first three anniversary dates of the consummation of the distribution and have a term of five years. The warrants will accelerate and become fully exercisable if the consulting agreement is terminated by ZAP.COM without cause. The warrant agreement requires ZAP.COM to register the shares covered by the warrants on registration statement on Form S-8 before the first anniversary following the issuance of the warrants and to keep the registration in effect until all of the shares issuable under the warrants can be sold under Rule 144 of the Securities Act within a three month period.

  Other

     Gordon E. Forth, who serves as corporate secretary of ZAP.COM, is a partner at Woods, Oviatt, Gilman, Sturman & Clarke, LLP which has acted as counsel to ZAP.COM and Zapata in connection with the distribution. Mr. Forth also serves as corporate secretary to Zapata.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information known to ZAP.COM regarding beneficial ownership of ZAP.COM common stock as of September 30, 1999, as adjusted to reflect the concurrent offerings for (1) each executive officer and director of ZAP.COM who beneficially owns shares; (2) each stockholder known to ZAP.COM to beneficially own 5% or more of ZAP.COM's outstanding securities; and
(3) all executive officers and directors as a group.

                                      BEFORE DISTRIBUTION            AFTER DISTRIBUTION
                                  ---------------------------    ---------------------------
                                                   PERCENTAGE                     PERCENTAGE
NAME OF BENEFICIAL OWNER          NO. OF SHARES    OWNERSHIP     NO. OF SHARES    OWNERSHIP
------------------------          -------------    ----------    -------------    ----------
Zapata Corporation(1)...........   49,450,000         98.9%       48,972,258        97.9%
Avram Glazer(2).................       50,000          0.1%           50,020         0.1%
All executive officers and
  directors as a group..........       50,000          0.1%           50,020         0.1%

---------------
(1) Zapata's address is 100 Meridian Centre, Suite 350, Rochester, New York 14618. As a result of this ownership, Zapata controls ZAP.COM. Malcolm Glazer, through an entity he owns and controls, owns beneficially and of record approximately 44% of Zapata's outstanding common stock and, by virtue of that ownership, Malcolm Glazer may be deemed to control Zapata and, therefore, beneficially own the ZAP.COM securities held by Zapata. Mr. Glazer disclaims any beneficial ownership of ZAP.COM's common stock beneficially owned by Zapata.

(2) Avram Glazer has an address of 270 Commerce Drive, Rochester, New York
    14623.

                           DESCRIPTION OF SECURITIES

AUTHORIZED CAPITAL STOCK

     Immediately following the consummation of the distribution, ZAP.COM's authorized capital stock will consist of (1) 1,500,000,000 shares of ZAP.COM common stock, par value $.001 per share and (2) 150,000,000 shares of preferred stock, par value $.01 per share, all of which are undesignated. Upon consummation of the concurrent offerings and the distribution, ZAP.COM will have outstanding 50,000,000 shares of common stock. The following summary description of ZAP.COM's capital stock and other securities is qualified in its entirety by reference to ZAP.COM's Restated Articles of Incorporation and Amended and Restated By-Laws, each of which is filed as an exhibit to the registration statement of which this prospectus forms a part and to the applicable provisions of the Nevada Corporate Law.

  Common Stock

     The holders of the outstanding common stock are entitled to receive and share ratably dividends if, as and when declared by the board of directors out of funds legally available with respect to ZAP.COM's outstanding common stock. Please see "Dividend Policy." In addition, in the event of a liquidation, dissolution or winding-up of ZAP.COM, the holders of common stock are entitled to share equally and ratably in the net assets of ZAP.COM, if any, remaining after paying all debts and liabilities of ZAP.COM and payment of all liquidation preferences of any outstanding shares of preferred stock.

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights.

     Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of the distribution, will be, fully paid and nonassessable. The rights, preferences, and privileges of the holders of common stock may be adversely affected by any class or series of preferred stock which ZAP.COM may designate and issue in the future.

  Preferred Stock

     The ZAP.COM board has the authority to issue up to 150,000,000 shares of preferred stock in one or more series and to fix the number of shares constituting the series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the ZAP.COM stockholders. The issuance of preferred stock by the ZAP.COM board could adversely affect the rights of holders of common stock. As of the date of this prospectus, there are no shares of preferred stock designated or outstanding.

     The potential issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of ZAP.COM and may discourage bids for ZAP.COM common stock at a premium over its market price and may adversely affect the market price of, and the voting and other rights of the holders of, the ZAP.COM common stock. ZAP.COM has no current plans to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF NEVADA LAW AND CHARTER

  Board of Directors

     ZAP.COM's Restated Articles of Incorporation provide that, except as otherwise fixed by the provisions of a certificate of designation containing the rights of the holders of any class or series of preferred stock, the number of the directors of ZAP.COM will be fixed from time to time exclusively through a resolution adopted by a majority of the total number of directors which

ZAP.COM would have if there were no vacancies. After the size of the board is expanded to three or more directors, the directors, other than those who may be elected by the holders of preferred stock, will be automatically classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible. The terms of the directors elected first to the ZAP.COM board will expire at the next annual meeting of stockholders after which the classified board becomes effective and the remaining directors will be designated by the directors first elected to the board to one of the other two classes. The terms of these two classes will expire at the second and third annual stockholders' meeting occurring after the classified board becomes effective. Commencing with the first annual meeting of stockholders occurring after the classified board becomes effective, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until the person's successor is duly elected and qualified.

     The Articles provide that except as otherwise provided for or fixed by a certificate of designation containing the rights of the holders of any class or series of preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the ZAP.COM board resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of ZAP.COM's board, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until the director's successor shall have been duly elected and qualified. No decrease in the number of directors constituting the ZAP.COM board will shorten the term of any incumbent director. Any director elected by the holders of our common stock may be removed from office only for cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all voting stock then outstanding, voting together as a single class.

     Once the classified board is effective, these provisions will preclude a third party from removing incumbent directors and simultaneously gaining control of the ZAP.COM board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the ZAP.COM board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of ZAP.COM.

  Special Meetings of Stockholders

     ZAP.COM's Articles provide that special meetings of the stockholders of ZAP.COM can be called only by the chairman of the board of directors, or a majority of the members of the board of directors. A special meeting may also be called by Zapata so long as it continues to hold 50% or more of the voting power of all classes of outstanding capital stock of ZAP.COM.

  Written Consent

     Under ZAP.COM's Articles, the stockholders of ZAP.COM may not take action in writing without a meeting of the stockholders after the date on which Zapata no longer beneficially owns at least 50% of the voting power of all classes of outstanding capital stock.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

     ZAP.COM's by-laws require that timely notice in writing be provided by stockholders seeking to bring business before, or to nominate candidates for election as directors at, the annual meeting of stockholders. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of ZAP.COM not less than 120 days nor more than 150 days prior to the first anniversary of the date of ZAP.COM's notice of annual meeting provided with respect to the previous year's annual meeting of stockholders. If no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 days earlier than or 60 days after that anniversary, notice will be timely if received no more than 90 days later than the later of

     - 60 days prior to the annual meeting of stockholders, or

     - the close of business on the 10th day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever first occurs.

     ZAP.COM's by-laws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from timely bringing matters before, or from nominations for directors at, an annual meeting of stockholders.

  Amendments

     The Articles provide that the affirmative vote of the holders of at least 66 2/3% of ZAP.COM's voting stock, voting together as a single class, is required to amend provisions of the Articles relating to stockholder action without a meeting; the calling of special meetings; the number, election and term of the ZAP.COM directors; the filling of vacancies; and the removal of directors. The Articles further provide that the related by-laws described above (including the stockholder notice procedure) may be amended only by the ZAP.COM board or by the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of voting stock, voting together as a single class.

NEVADA ANTI-TAKEOVER LAWS AND ZAP.COM CHARTER PROVISIONS

     The Nevada Code contains provisions restricting the ability of a Nevada corporation to engage in business combinations with an interested stockholder. Under the Nevada Code, except under specified circumstances, business combinations with interested stockholders are not permitted for a period of three years following the date the stockholder becomes an interested stockholder. The Nevada Code defines an interested stockholder, generally, as a person who is the beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of a Nevada corporation. As permitted under Nevada law, ZAP.COM has "opted out" of the application of the business combination statute by inserting a provision doing so in its Articles. The Articles can be amended at any time to subject ZAP.COM to the effect of the business combinations statutes. Under Nevada law, the Articles may be amended with a resolution adopted by the ZAP.COM board and ratified by a vote of a majority of the voting power of ZAP.COM's outstanding voting stock.

     In addition to the business combination statute, the Nevada Code generally disallows the exercise of voting rights with respect to "control shares" of an "issuing corporation" held by an "acquiring person," unless the voting rights are conferred by a majority vote of the disinterested stockholders. "Control shares" are those outstanding voting shares of an issuing corporation which an acquiring person and those persons acting in association with an acquiring person

     - acquire or offer to acquire in an acquisition of a controlling interest, and

     - acquire within ninety days immediately preceding the date when the acquiring person became an acquiring person.

     An "issuing corporation" is a corporation organized in Nevada which has two hundred or more stockholders, at least one hundred of whom are stockholders of record and residents of Nevada, and which does business in Nevada directly or through an affiliated corporation. While ZAP.COM does not currently exceed the control share statute thresholds, it may do so in the future. Further, ZAP.COM does not "do business" in Nevada within the meaning of the control share acquisition statute and it does not plan to do so. Therefore, the control share acquisition statute does not currently apply to ZAP.COM.

     If the business combination statute and/or the control share acquisition statute becomes applicable to ZAP.COM in the future, the cumulative effect of these terms may be to make it more difficult to acquire and exercise control of ZAP.COM and to make changes in management more difficult.

     The Nevada Code permits directors to resist a change or potential change in control of the corporation if the directors determine that the change or potential change is opposed to or not in the best interest of the corporation. As a result, ZAP.COM's board of directors may have considerable discretion in considering and responding to unsolicited offers to purchase a controlling interest in ZAP.COM.

LIABILITY OF DIRECTORS; INDEMNIFICATION

     ZAP.COM believes that provisions contained within its Articles and by-laws will be useful to attract and retain qualified persons as directors and officers. The Articles limit the liability of directors to the fullest extent permitted by Nevada law. This is intended to relieve ZAP.COM's officers and directors from monetary liabilities for breach of their fiduciary duties as directors, except for:

     - acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or

     - the willful or grossly negligent payment of unlawful distributions.

     ZAP.COM's Articles and by-laws generally require ZAP.COM to indemnify, its directors and officers to the fullest extent permitted by Nevada law. The Articles and ZAP.COM's by-laws also require ZAP.COM to advance expenses, to its directors and its officers to the fullest extent permitted by Nevada law upon receipt of an undertaking by or on behalf of that director or officer to repay the amount if it should be ultimately determined that they are not entitled to indemnification by ZAP.COM.

     Prior to the consummation of distribution, ZAP.COM intends to enter into agreements with its officers and directors which provides for the indemnification and advancement of expenses by ZAP.COM. ZAP.COM also intends to obtain, prior to the consummation of the distribution, officer and director liability insurance with respect to liabilities arising out of matters, including matters arising under the Securities Act.

     At present there is no pending litigation or proceeding involving a director, officer, associate or other agent of ZAP.COM for which indemnification is being sought. ZAP.COM is also not aware of any threatened litigation that may result in claims for indemnification.

TRANSFER AGENT & REGISTRAR

     The transfer agent and registrar for ZAP.COM common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the distribution, there has been no market for the ZAP.COM common stock. ZAP.COM expects to have its common stock listed on the OTC Electronic Bulletin Board sponsored by the NASD. The quotation of the common stock on the Electronic Bulletin Board is conditioned upon ZAP.COM meeting certain requirements with respect to the availability of public information and a broker-dealer making a market in the common stock. There can be no assurance that the broker-dealer who has agreed to make a market in its common stock will continue to make a market for any specific period of time. Further, there can be no assurance that a significant public market for the ZAP.COM common stock will develop or be sustained after the distribution. Future sales of substantial amounts of ZAP.COM common stock, including shares issued to Web site publishers in consideration for joining the ZAP.COM Network, in connection with acquisitions or promotions or other events or upon exercise of outstanding options and warrants, in the public market after the distribution could adversely affect market prices prevailing from time to time and could impair ZAP.COM's ability to raise capital through the sale of its equity securities.

     Upon completion of the concurrent offerings and the distribution, ZAP.COM will have outstanding 50,000,000 shares of common stock, of which 48,972,258 shares will be held by Zapata, 757,928 shares will be held by the Glazers and 269,814 shares will be held by the public. In addition, ZAP.COM will have reserved 2,000,000 shares for warrants to be issued to American Internetwork Sports and 3,000,000 shares for options awarded under the 1999 Long-Term Incentive Plan. Please see "Related Party Transactions -- American Internetwork Sports Company, LLC" and "Management -- 1999 Long-Term Incentive Plan."

     The shares of common stock distributed by Zapata to its stockholders in the manner described in this prospectus will be freely tradable without restriction or further registration under the Securities Act, except that any shares distributed to an "affiliate" of ZAP.COM, as that term is defined in Rule 144, may generally be sold only if registered under the Securities Act or under an exemption from registration. All of the outstanding shares of common stock owned by Zapata and the shares acquired by the Glazers in the concurrent offering may be sold only if registered under the Securities Act or under exemption from registration.

     An exemption from registration is available under Section 4(1) of the Securities Act and Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a stockholder who has beneficially owned for at least one year shares privately acquired directly or indirectly from ZAP.COM or from an affiliate of ZAP.COM, like Zapata, and other persons who are affiliates of ZAP.COM who have acquired the shares in registered transactions, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of outstanding shares of common stock (or 50,000 shares immediately after completion of the concurrent offerings and the distribution); or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

     Sales under Rule 144 must also meet requirements relating to the manner and notice of sale and the availability of current public information about ZAP.COM. Under Rule 144(k), a person who is not deemed to have been an affiliate of ZAP.COM at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least year, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     ZAP.COM has registered for resale simultaneously with the registration of the shares to be distributed with this prospectus 1,000,000 shares of ZAP.COM common stock held by Zapata. These shares which may be sold from time to time in the public market. In addition, ZAP.COM has entered into a registration rights agreement with Zapata under which Zapata has demand and piggyback registration rights. Please see "Related Party Transactions -- Registration Rights Agreement." Zapata can exercise these privileges any time one year after the consummation of the distribution to sell all of the common stock it holds until its beneficial ownership falls below 10% of ZAP.COM's outstanding common stock.

     ZAP.COM also anticipates that following consummation of the distribution it will file registration statements on Form S-8 covering the common stock that may be issued upon the exercise of options granted under the 1999 Long-Term Incentive Plan and American Internetwork Sports' warrants. Please see "Related Party Transactions -- American Internetwork Sports Company, LLC". Shares of common stock that are acquired and offered under these registration statements generally may be resold in the public market without restriction or limitation, except in the case of affiliates of ZAP.COM, whom generally may only resell these shares in accordance with each provision of Rule 144, other than the holding period requirement.

     ZAP.COM also expects to issue large amounts of additional common stock in the future in connection with payments made to Web site publishers for joining and participating in the ZAP.COM Network or in other acquisitions. ZAP.COM expects that shortly after the consummation of the distribution to file a shelf registration statement covering 50,000,000 shares of its common stock for these issuances and the public resale of these shares. In addition, ZAP.COM may issue shares of common stock in connection with promotions and other events. After these shares are issued they will become available for resale at various dates in the future. The availability of these shares could adversely affect the price of ZAP.COM's stock.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following describes the material federal income tax consequences affecting holders of Zapata common stock receiving shares of ZAP.COM common stock in the distribution. Because of the complexity of the provisions of the Internal Revenue Code of 1986 referred to below and because tax consequences may vary depending upon the particular facts relating to each holder of Zapata common shares, these persons should consult their own tax advisors concerning their individual tax situations and the tax consequences of the distribution.

     Neither Zapata nor ZAP.COM has obtained a private letter ruling from the Internal Revenue Service nor an opinion of tax counsel with respect to possible federal income tax consequences of the distribution. ZAP.COM, however, is generally aware of the taxability of a corporate distribution of property to stockholders. ZAP.COM believes that, under current interpretations of case law, the Code and applicable regulations, the federal income tax consequences applicable to holders of Zapata common stock receiving stock in the distribution are as described below. No assurance can be given that positions contrary to those described below will not be taken by the Internal Revenue Service or any court of law.

     Based on the facts of the proposed transaction, it is the opinion of management of ZAP.COM that the transaction will not qualify as a "tax free" spin off under Section 355 of the Internal Revenue Code of 1986, as amended. Rather, ZAP.COM will report the transaction as a taxable distribution to which Section 301 applies. Under Section 301, each Zapata stockholder will be considered to have received a distribution in an amount equal to the fair market value, when distributed, of the shares of ZAP.COM common stock received by the stockholder plus the amount of any cash received in lieu of whole or fractional shares of ZAP.COM common stock. This amount will generally be taxable as ordinary dividend income, but only to the extent that Zapata has current or accumulated earnings and profit in the taxable year in which the distribution occurs. That portion, if any, by which the fair market value of these shares exceed Zapata's current or accumulated earnings and profits would be treated as a return of capital to the extent of the holder's tax basis in his Zapata common stock and, then, as gain from the sale of the stock to the extent of any remaining excess. Each corporate holder of Zapata common stock (other than foreign corporations and S corporations) receiving shares and recognizing dividend income would be entitled to the dividends-received deduction for corporations (generally 70%, but 80% under specified circumstances) with respect to the dividends. However, dividends-received deduction would not be available with respect to stock unless, among other requirements, a specified holding period is satisfied.

     In early 2000, each recipient of distributed ZAP.COM common stock will receive an IRS Form 1099-DIV reflecting the fair market value of the ZAP.COM common stock distributed. Because of the predominantly factual nature of determining the fair market value, if any, of the distributed shares, it is difficult at this time for management to express an opinion with respect to the fair market value of the distributed shares.

     To the extent that the amount taxable to Zapata stockholders constitutes ordinary income, withholding taxes at the rate of 30% will apply to those shares distributed or cash in lieu of shares distributed to Zapata stockholders who, before the distribution, have not provided their correct taxpayer identification numbers to Zapata on an IRS Form W-9 or a substitute therefor. Although this discussion does not generally address tax consequences of the distribution to foreign holders of Zapata common stock, those holders should note that U.S. withholding tax will also apply to the taxable amount to them (to the extent of that foreign holder's allocable share of Zapata's current and accumulated earnings and profits). The rate that applies to these distributions may be reduced by income tax treaties to which the United States is a party. Nonresident alien individuals, foreign corporations and other foreign holders of Zapata common stock are urged to consult their own tax advisors regarding the availability of these reductions and the procedures for claiming them.

     A Zapata stockholder's tax basis in the shares of ZAP.COM common stock received in the stock distribution would equal the fair market value of the ZAP.COM common stock on the date of the distribution, and the stockholder's holding period for the shares of ZAP.COM common stock would begin the day after that date. A Zapata stockholder's tax basis in the Zapata common stock would not be affected by the distribution, unless the amount of the distribution exceeded the current and accumulated earnings and profits of Zapata attributable to the stockholder and was treated as a non-taxable reduction in tax basis to the extent of the returned capital. In addition, under Section 1059 of the Code, a corporate stockholder whose holding period, is two years or less (as of the distribution announcement date) would be required to reduce the tax basis of this Zapata common stock (but not below zero) by that portion of any "extraordinary dividend," as defined in the Code, that is not taxed because of the dividends-received deduction. If the portion exceeded the corporate stockholder's tax basis for its Zapata common stock, this excess would be treated as gain from the sale or disposition of the stock for the taxable year in which the extraordinary dividend is received. Upon a subsequent sale of the shares of ZAP.COM common stock, a stockholder would recognize gain or loss measured by the difference between the amount realized on the sale and the stockholder's tax basis in the shares of ZAP.COM common stock sold.

     Holders of Zapata common stock should consult their own tax advisors concerning their individual tax situations and the tax consequences of the distribution.

                                    EXPERTS

     The financial statements as of July 31, 1999 and December 31, 1998 and for the periods then ended and for the cumulative period from April 2, 1998 (date of inception) to July 31, 1999 included in this prospectus have been so included in reliance on the report (which contains an emphasis paragraph relating to Zapata Corporation's commitment for an equity contribution to ZAP.COM Corporation) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     The validity of the ZAP.COM common stock offered hereby will be passed upon by, Woods, Oviatt, Gilman, Sturman & Clarke LLP of Rochester, New York. Woods, Oviatt, Gilman, Sturman & Clarke, LLP is legal counsel to both Zapata and ZAP.COM and a partner of the firm is Corporate secretary for both corporations.

                             AVAILABLE INFORMATION

     ZAP.COM has filed with the Securities and Exchange Commission a registration statement, which includes exhibits, under the Securities Act of 1933 for the securities offered by this prospectus. This prospectus contains general information about the contents of contracts and other documents filed as exhibits to the registration statement. However, this prospectus does not contain all of the information set forth in the registration statement and the exhibits filed with the registration statement. You should read the registration statement and the exhibits for further information about ZAP.COM, the distribution.

                              ZAP.COM CORPORATION
                         [A DEVELOPMENT STAGE COMPANY]

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................   F-2
Balance Sheets..............................................   F-3
Statements of Operations....................................   F-4
Statements of Cash Flows....................................   F-5
Statements of Changes in Stockholder's Deficit..............   F-6
Notes to Financial Statements...............................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of ZAP.COM Corporation

     In our opinion, the accompanying balance sheets and related statements of operations, cash flows and changes in stockholders' deficit present fairly, in all material respects, the financial position of ZAP.COM Corporation (a Development Stage Company, the "Company") at July 31, 1999 and December 31, 1998 and the results of its operations and its cash flows for the period from April 2, 1998 (date of inception) to December 31, 1998, for the seven months ended July 31, 1999, and for the cumulative period from April 2, 1998 (date of inception) to July 31, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 3, Zapata Corporation, the shareholder of the Company has committed to an equity contribution of $8,000,000 and to forgive up to $1,000,000 in amounts owed to it by the Company.

PricewaterhouseCoopers LLP

October 25, 1999
New Orleans, Louisiana

                         PART I.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS AND NOTES

                              ZAP.COM CORPORATION
                         [A DEVELOPMENT STAGE COMPANY]

                                 BALANCE SHEETS

                                                              DECEMBER 31,   JULY 31,
                                                                  1998         1999
                                                              ------------   ---------
                                        ASSETS
ASSETS:
Current assets:
Cash and cash equivalents...................................     $  --       $  10,942
Prepaid expenses............................................        --          35,495
                                                                 -----       ---------
  Total current assets......................................         0          46,437
Property and equipment......................................        --          40,871
                                                                 -----       ---------
          Total assets......................................     $   0       $  87,308
                                                                 =====       =========
                        LIABILITIES AND STOCKHOLDER'S DEFICIT
LIABILITIES:
Current liabilities:
Due to related party........................................     $   0       $  39,588
Accrued liabilities.........................................         0         287,475
                                                                 -----       ---------
  Total current liabilities.................................         0         327,063
Amounts due to stockholder and affiliates...................       783         682,558
                                                                 -----       ---------
          Total liabilities.................................       783       1,009,621
                                                                 -----       ---------
COMMITMENTS & CONTINGENCIES
STOCKHOLDER'S DEFICIT:
  Common stock, no par value, 25,000 shares authorized,
     1,000 shares issued and outstanding....................        10              10
  Deficit accumulated during the development stage..........      (793)       (922,323)
                                                                 -----       ---------
          Total stockholder's deficit.......................      (783)       (922,313)
                                                                 -----       ---------
          Total liabilities and stockholder's deficit.......     $   0       $  87,308
                                                                 =====       =========

   The accompanying notes are an integral part of these financial statements.

                              ZAP.COM CORPORATION
                         [A DEVELOPMENT STAGE COMPANY]

                            STATEMENTS OF OPERATIONS

                                                                                       CUMULATIVE
                                             FROM APRIL 2, 1998                    FROM APRIL 2, 1998
                                             (DATE OF INCEPTION)   FOR THE SEVEN   (DATE OF INCEPTION)
                                                   THROUGH         MONTHS ENDED     THROUGH JULY 31,
                                              DECEMBER 31, 1998    JULY 31, 1999          1999
                                             -------------------   -------------   -------------------
Revenues...................................       $      --          $      --          $      --
Expenses:
  General and administrative...............             793            921,530            922,323
                                                  ---------          ---------          ---------
                                                        793            921,530            922,323
                                                  ---------          ---------          ---------
Loss before income taxes...................            (793)          (921,530)          (922,323)
                                                  ---------          ---------          ---------
Benefit from income taxes (Note 5).........              --                 --                 --
                                                  ---------          ---------          ---------
Net loss...................................       $    (793)         $(921,530)         $(922,323)
                                                  =========          =========          =========
Per share data (basic and diluted):
  Net loss per share.......................       $    (.79)         $ (921.53)         $ (922.32)
                                                  =========          =========          =========
  Average common shares and common share
     equivalents outstanding...............           1,000              1,000              1,000
                                                  =========          =========          =========

   The accompanying notes are an integral part of these financial statements.

                              ZAP.COM CORPORATION
                         [A DEVELOPMENT STAGE COMPANY]

                            STATEMENTS OF CASH FLOWS

                                                                                       CUMULATIVE
                                         FROM APRIL 2, 1998       FOR THE SEVEN    FROM APRIL 2, 1998
                                         (DATE OF INCEPTION)      MONTHS ENDED     (DATE OF INCEPTION)
                                      THROUGH DECEMBER 31, 1998   JULY 31, 1999   THROUGH JULY 31, 1999
                                      -------------------------   -------------   ---------------------
Cash flows used in operating
activities:
  Net loss..........................            $(793)              $(921,530)          $(922,323)
  Adjustments to reconcile net loss
     to net cash used in operating
     activities:
     Depreciation...................               --                   7,698               7,698
     Changes in assets and
       liabilities
       Prepaid expenses.............               --                 (35,495)            (35,495)
       Accrued liabilities..........               --                 287,475             287,475
                                                -----               ---------           ---------
          Total adjustments.........               --                 259,678             259,678
                                                -----               ---------           ---------
       Net cash used in operating
          activities................             (793)               (661,852)           (662,645)
                                                -----               ---------           ---------
Cash flows used by investing
  activities
  Capital additions.................               --                  (8,981)             (8,981)
                                                -----               ---------           ---------
     Net cash flows used by
       investing activities.........               --                  (8,981)             (8,981)
Cash flows provided by financing
  activities
  Issuance of common stock..........               10                      --                  10
  Amounts due to stockholder and
     affiliates.....................              783                 681,775             682,558
                                                -----               ---------           ---------
  Net cash flows provided by
     financing activities...........              793                 681,775             682,568
                                                -----               ---------           ---------
Net change in cash and cash
  equivalents.......................               --                  10,942              10,942
Cash and cash equivalents at
  beginning of period...............               --                      --                  --
                                                -----               ---------           ---------
Cash and cash equivalents at end of
  period............................            $  --               $  10,942           $  10,942
                                                =====               =========           =========
Supplemental schedule of noncash
  investing activities
  Transfer of equipment from related
     party..........................            $  --               $  39,588           $  39,588
                                                =====               =========           =========

   The accompanying notes are an integral part of these financial statements.

                              ZAP.COM CORPORATION
                         [A DEVELOPMENT STAGE COMPANY]

                 STATEMENTS OF CHANGES IN STOCKHOLDER'S DEFICIT

                                                                       DEFICIT
                                                                     ACCUMULATED
                                                   COMMON STOCK      DURING THE         TOTAL
                                                 ----------------    DEVELOPMENT    STOCKHOLDER'S
                                                 SHARES    AMOUNT       STAGE          DEFICIT
                                                 ------    ------    -----------    -------------
Balance, April 2, 1998.........................     --      $--       $      --       $      --
Issuance of 1,000 shares common stock on April
  2, 1998 at no par value......................  1,000       10              --              10
Net loss for the period from April 2, 1998 to
  December 31, 1998............................     --       --            (793)           (793)
                                                 -----      ---       ---------       ---------
Balance, December 31, 1998.....................  1,000       10            (793)           (783)
Net loss for the seven months ended July 31,
  1999.........................................     --       --        (921,530)       (921,530)
                                                 -----      ---       ---------       ---------
Balance, July 31, 1999.........................  1,000      $10       $(922,323)      $(922,313)
                                                 =====      ===       =========       =========

   The accompanying notes are an integral part of these financial statements.

                              ZAP.COM CORPORATION
                         [A DEVELOPMENT STAGE COMPANY]

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1.  BUSINESS AND ORGANIZATION

     ZAP.COM Corporation (formerly known as Zap Internetworks, Inc), a Nevada corporation (the "Company", "ZAP.COM") was incorporated in April 1998 and is a wholly-owned subsidiary of Zapata Corporation ("Zapata"). ZAP.COM is a development stage company which was formed to engage in an Internet-related business through the development of a branded network of linked banners. The Company has not yet commenced significant operations, and its, primary activity to date has been research and investigation of Internet related opportunities and the development of the Company's business model and the creation of its banner. In order to successfully execute its business model, the Company must acquire and integrate technology systems and infrastructure, contract with Web sites to participate in the Company's network, and complete the public registration of its common stock. The business model to be employed by the Company and its potential for profit is unproven. The Company may not raise the necessary capital to fund the investment needs of its business, thereby adversely effecting the Company's ability to grow its network unless additional capital is obtained through debt or equity financing. The Company anticipates incurring significant operating losses and capital expenditures for the foreseeable future. The Company has adopted a fiscal year-end of December 31.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying financial statements are presented as if the Company had existed as a corporation separate from Zapata Corporation for the periods presented and include the historical assets, liabilities, revenues and expenses that are directly related to the business that will comprise the Company's operations.

     General and administrative expenses reflected in the financial statements include allocations of certain corporate expenses from Zapata for which management took into consideration personnel, space, estimates of time spent to provide services, or other appropriate bases. Management believes the foregoing allocation of these costs were made on a reasonable basis; however, they do not necessarily equal the costs which would have been or will be incurred by the Company prospectively.

     The financial information included herein may not necessarily reflect the financial position and results of operations of the Company in the future or what the financial position and results of operations of the Company would have been had it been a separate, stand-alone company during the periods covered.

  Property, Equipment and Depreciation

     Property and equipment are stated at cost, less accumulated depreciation provided on a straight-line method over the estimated useful lives of the respective assets. The Company periodically evaluates its long-lived assets for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

  Earnings Per Share

     Statement of Financial Accounting Standards("SFAS") No. 128, "Earnings per Share" requires presentation of basic loss per share and diluted loss per share for all periods presented. If the warrants covering 2,000,000 and the options covering 578,000 shares of the Company's common stock, respectively issued subsequent to July 31, 1999 had been issued on or before that date, they would have been excluded from the calculation because they would be antidilutive.

  Start-up Costs

     In accordance with AICPA Statement of Position 98-5 -- Reporting on the Costs of Start-up Activities, the Company expenses all start-up activities, including organization costs, as they are incurred.

  Income Taxes

     The Company utilizes the liability method to account for income taxes. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of existing temporary differences between the financial reporting and tax reporting basis of assets and liabilities, and operating loss and tax credit carryforwards for tax purposes. The Company is included in Zapata's consolidated U.S. federal income tax return and its income tax effects are allocated to the Company in proportion to its contribution to consolidated taxable income.

     A valuation allowance is provided to reduce the deferred tax assets to a level which, more likely than not, will be realized. Primary factors considered by management to determine the size of the allowance include the estimated taxable income level for future years and the limitations on the use of such carryforwards and expiration dates.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3.  STOCKHOLDER'S DEFICIT

     The Company was incorporated in April 2, 1998 as a wholly-owned subsidiary of Zapata, through the issuance of 1,000 shares of no par value common stock. As of July 31, 1999 and December 31, 1998, the Company has accumulated a deficit during its development stage of $922,323 and $783, respectively. The Company will continue to incur a development stage deficit until it begins its planned operations, at which point, the Company will accumulate its operating results in retained earnings.

     In September 1999, Zapata advised the Company of the Zapata Board's intention to declare a dividend, payable to its stockholders, of one share of ZAP.COM common stock for every 50 shares of Zapata common stock on a record date to be determined. On October 26, 1999, a record date of November 5, 1999 was declared. The distribution is intended to be essentially ZAP.COM's initial public offering which has as its primary purpose the creation of a public market for the Company's common stock and future access to public markets.

     The Company anticipates amending and restating its Articles of Incorporation to revise its capital structure. Subsequent to the amendment, ZAP.COM's authorized capital stock will be: (1) 1,500,000,000 shares of ZAP.COM common stock, par value $.001 per share and (2) 150,000,000 shares of preferred stock, par value $.01 per share. The Company also anticipates the Board of Directors approving a 49,450 for one stock split immediately prior to the distribution.

     Subject to the completion of the Stock Distribution Zapata has agreed to an additional capital contribution of $8,000,000 to the Company including $49,450 to meet the stated capital requirements of Nevada Law to effectuate the anticipated stock split and the forgiveness of up to

$1,000,000 in intercompany debt. As of July 31, 1999 and December 31, 1998, the Company owed Zapata approximately $683,000 and $783, respectively.

NOTE 4.  PROPERTY AND EQUIPMENT

     Property and equipment primarily consists of server and network equipment, the majority of which was transferred from a wholly owned subsidiary of Zapata. The equipment transfer was recorded at the cost basis of the assets to the transferor of approximately $40,000 on the transfer date of February 28, 1999. ZAP.COM depreciates these assets over their remaining useful life of approximately 5 years. The company recorded depreciation expense of approximately $8,000 for the seven month period ending July 31, 1999. No depreciation expense was recorded for the period ended December 31, 1998.

NOTE 5.  INCOME TAXES

     For Federal income tax purposes start-up costs must be amortized over not less than 60 months. The Company has recognized a deferred tax benefit for start-up costs to be amortized over 60 months for tax purposes. However, as it is not more likely than not that the deferred tax asset will be utilized, management has established a full valuation reserve of approximately $323,000.

NOTE 6.  RELATED PARTY TRANSACTIONS

     The Company has utilized the services of the management and staff of its sole shareholder, Zapata, during its start-up period. The actual payroll and related fringe benefit costs for these employees of approximately $227,000 was allocated to the Company using a percentage of time analysis.

     The Company also received server and network equipment from a related entity to operate its Webspace, the ZAP.COM Network and related projects. The Company recorded the assets at the cost to the transferor of approximately $40,000. No gain or loss was recognized on the transaction.

     During 1998, LFG, Inc. commenced a legal action against Zapata and Zap Corp. (a wholly-owned subsidiary of Zapata and an affiliate of the Company). The action alleged that Zapata and Zap Corp. were guilty of trademark infringement and other federal and state statutes because of their use of Zap trade name and the Internet domain name "Zap.com." In April 1999, Zapata and Zap Corp. reached an agreement in principal with LFG that secured a general release from the action in exchange for a cash payment and the furnishing of limited advertising for LFP on Zap Corp.'s Web site for a two year period. Additionally, LFG agreed not to sue or otherwise oppose the use by Zapata or its subsidiaries and successors and assigns for the use of the "Zap" mark in connection with specified activities including the use of the "Zap" mark in connection with the Company's network.

     As of and prior to July 31, 1999, ZAP.COM has satisfied all of its startup and offering costs with borrowings from Zapata. Zapata has agreed to forgive up to $1,000,000 in intercompany debt from the Company at the completion of the distribution. As a result, the Company has classified amounts payable to shareholders and affiliates of approximately $683,000 as of July 31, 1999 as a long term liability as the Company has the intent not to repay the amounts in the next year.

     On October 20, 1999, the Company granted to American Internetwork Sports Company, LLC stock warrants in consideration for sports related consulting services. American is owned by the siblings of the Company's president and Chief Executive Officer, Avram Glazer. The Company will record expense in accordance with FASB EITF 96-18. Accordingly, ZAP.COM will expense based on the then current fair value of the warrants at the end of each reporting period with adjustment of prior period expense to actual expense at each vesting date. Due to the variable nature of this method, ZAP.COM cannot predict the cost that will ultimately be recorded.

NOTE 7.  SUBSEQUENT EVENTS

     During April 1999, the Company's Board of Directors and sole stockholder approved the Company's 1999 Long Term Incentive Plan. The 1999 Long Term Incentive Plan provides that awards may be made thereunder of stock options, restricted stock grants, stock appreciation rights and cash awards. At no time may the stocks or the stock based awards under the Plan exceed 16% of the Company issued and outstanding shares of common stock.

     On April 12, 1999 the Company granted to persons who are or who will become key executives or officers immediately following the Company's proposed rights offering for the purchase of up to 755,000 shares of common stock at an exercise price of $5.00 subject to the successful completion of the rights offering. As of July 31, 1999 the rights offering had not been completed. The rights offering was subsequently abandoned in September of 1999. In October 1999, the Board amended the 1999 Incentive Plan to fix the number of shares subject to the plan at 3,000,000 shares. Subsequently, on October 20, 1999, the Company granted options to purchase up to 578,000 shares of ZAP.COM common stock at $2.00 per share to persons who are ZAP.COM executives or key employees. These options will vest ratably on an annual basis during the first three years following their issuance and have five year terms. ZAP.COM will account for these options pursuant to the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and will comply with the pro-forma disclosure provisions prescribed by Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation." In management's opinion, the exercise price of the options are equal to the fair value at the date of grant and accordingly, no compensation charge will be recorded by the Company. However, ZAP.COM expects to disclose a pro-forma compensation cost of approximately $300,000 ratably over three years determined by using an option pricing model prescribed for non-public entities and the following assumptions: the fair value of the Company stock at date of grant was $2.00 the expected life of the options is 5 years, and the risk free interest rate is 6.00%.

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                                 [ZAP.COM LOGO]

                         DISTRIBUTION OF 477,742 SHARES

                              ZAP.COM CORPORATION

                                  COMMON STOCK

     Until February 3, 2000 (i.e., 90 days after the date of this prospectus), all dealers that buy or sell or trade in our securities, whether or not participating in this distribution, may be required to deliver a prospectus, or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make the offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of ZAP.COM since the date hereof.

     CERTAIN PERSONS PARTICIPATING IN THIS DISTRIBUTION MAY ENGAGE IN TRANSACTIONS THAT STABLIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABLIZING BIDS.

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